ELDORADO GOLD CORPORATION

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Telephone: (604) 687-4018

Facsimile: (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

March 31, 2009

TABLE OF CONTENTS

PRELIMINARY NOTES

4

CORPORATE STRUCTURE

5

DESCRIPTION OF THE BUSINESS

8

SUMMARY REVIEW

8

Production and Operation

8

Reserves and Resources

9

Turkey

14

Kisladag

14

Efemçukuru

20

Exploration

25

Environment

26

China

27

Acquisition of Afcan Mining Corporation

27

Tanjianshan

28

Exploration

35

Brazil

36

Exploration

41

Greece

44

Perama

45

FINANCE

48

GOLD MARKET AND PRICE

49

FOREIGN CURRENCY EXPOSURE

49

GOLD REFINING, SALES AND HEDGING ACTIVITIES

49

EMPLOYEE RELATIONS AND PERSONNEL

50

COMPETITION

50

RISK FACTORS

50

MARKET FOR SECURITIES

66

DIVIDEND POLICY

66

DIRECTORS AND OFFICERS

66

CORPORATE GOVERNANCE AND BOARD COMMITTEES

70

LEGAL PROCEEDINGS

72

Table of Contents

(cont'd)

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

72

TRANSFER AGENTS & REGISTRARS

73

MATERIAL CONTRACTS

73

INTEREST OF EXPERTS

73

ADDITIONAL INFORMATION

74

GLOSSARY AND METRIC EQUIVALENTS

75

SCHEDULE A

82

PRELIMINARY NOTES

Financial Statements, MD&A and Currency

Eldorado Gold Corporation (unless the context otherwise requires references to “Eldorado”, the “Company”, “us”, “we” or “our” include Eldorado Gold Corporation and each of its subsidiaries) prepares and files its Annual Information Form (“AIF”), consolidated financial statements and Management Discussion & Analysis (“MD&A”) in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) reconciled to US GAAP. Unless otherwise indicated, all dollar amounts in this AIF are expressed in US dollars. Our consolidated financial statements and MD&A, Management Proxy Circular and Financial Review are filed with Canadian and US regulatory authorities. These documents are available at www.sedar.com under the Company’s name or by request in writing to the VP Administration and Corporate Secretary at 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5.

Date of Information

All information in this AIF is as of December 31, 2008, unless otherwise indicated.

Forward-Looking Statements

Certain statements and information in this AIF, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, estimates of future production the future price of gold, estimation of mineral reserves and resources and estimates of exploration and development capital expenditures, permitting and our goals and strategies. Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information included in this AIF, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; ability to obtain financing; currency fluctuations; environmental risks; global economic climate; ability to complete acquisitions; share price volatility; community and non-governmental actions and regulatory risks, as well as those factors discussed in the section entitled, “Description of the Business – Risk Factors”.

See this AIF and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and disclosed in accordance with the requirements of NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Website

Information contained on our website is not part of this AIF or incorporated by reference herein.

CORPORATE STRUCTURE

We were incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act (the “CBCA”). On November 19, 1996, pursuant to a plan of arrangement under the CBCA, Eldorado and HRC Development Corporation were amalgamated under the name "Eldorado Gold Corporation".

ELDORADO GOLD CORPORATION
(Canada)
Certificate of Arrangement
Nov. 19, 1996
Afcan Mining Corporation
(Quebec)
Aug. 21, 1984
100%
Afcan (Barbados) Limited
(Barbados)
June 5, 2002
100%
TJS Lmited
(Barbados)
Jan. 16, 2004
90%
Qinghai Dachaidan Gold Mining Limited
(Barbados)
July 1, 2000
100%
Tanjianshan Mine
Candalaria Holdings Limited
(BVI)
Dec. 9, 1988
99%
Candelaria Pesquisas SA
(Brazil)
Oct. 26, 1988
99%
Unamgen Mineracao e Metalurgia SA
(Brazil)
Feb. 7, 1977
75%
Vila Nova Iron Ore Project
SG Resources B.V.
(Netherlands)
Nov. 9, 1989
99%
Tuprag Export Ihracat Ticaret Limited Sti.
(Turkey)
June 15, 2006
99%
Tuprag Metal Madencilik Sanayi ve Ticaret A.S.
(Turkey)
Aug. 1, 1986
100%
Kisladag Gold Mine
100%
Efemcukuru Gold Project
Frontier Pacific Mining Corporation
(BC)
Jan. 27, 1981
100%
Thracean Gold Mining SA
(Greece)
Oct. 31, 1997
100%
Perama Hill Gold Project

Notes:

(1)

Shares in the company are 100% beneficially owned by Eldorado or a wholly owned subsidiary. Less than one percent of the shares of the subsidiary may be held by a nominee shareholder.

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5. The Company, through its subsidiaries, also maintains offices in:

Ankara, Turkey

Uşak, Turkey

Izmir, Turkey

Beijing, China

Xining, China

Haixi District, China

Athens, Greece

Alexandroupolis, Greece

Belo Horizonte, Brazil

Our registered and records office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, BC, Canada V6C 0A3.

Our mining operations, the Kisladag Mine (“Kisladag” or the “Kisladag Mine”) and the Tanjianshan Mine (“Tanjianshan” or the “TJS Mine”) and our development projects, the Efemçukuru Gold Project (“Efemçukuru or the Efemçukuru Project”), the Vila Nova Iron Ore Project (“Vila Nova”) and the Perama Hill Gold Project (“Perama” or the “Perama Hill Project”) are each managed by a general manager as decentralized business units. We centrally manage exploration properties and merger and acquisition strategies, corporate financing, global tax planning and metal and currency risk management programs at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Our assets are owned through eleven subsidiaries, as shown on the organizational chart below.

BUSINESS OF THE COMPANY

We are engaged in the production of, development of and exploration for gold.  We are also engaged in the acquisition of gold properties. Our business is presently focused in China and Turkey.

We are engaged in the production of gold through the mining and processing of ore.  As of December 31, 2008 we have two gold mines in production, the Kisladag Mine located near Usak, Turkey and TJS  located in Qinghai Province, China.  Our key development property, which we are currently focused on, is the Efemçukuru Project located in Turkey. We consider Kisladag, Tanjianshan and Efemçukuru our material properties for the purposes of NI 43-101.

Our acquisition and growth strategy is to actively pursue growth opportunities by way of discovery of grass-roots exploration projects and the acquisition of advanced exploration, development or low cost production assets in Brazil, China, Greece, Turkey and the surrounding regions, preferably with sound management and potential for increased mineral resources.  At any given time, discussions and activities with respect to possible opportunities may be in process, each at different stages of due diligence.  Currently we have no binding agreements or commitment with respect to any such opportunities other than disclosed in this AIF and there is no assurance that any potential opportunities will be successfully completed in the future.

A description of our business, including a description of how the business developed over the past three years is set out below under “Description of the Business” and under “Finance”.

DESCRIPTION OF THE BUSINESS

SUMMARY REVIEW

Production and Operation

The following table summarizes our total production and operating information for each of the quarterly periods indicated and the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007:

	First Quarter 2008	Second Quarter 2008	Third Quarter 2008	Fourth Quarter 2008	Fourth Quarter 2007	Total 2008	Total 2007
Gold Production
Total Ounces Produced	67,234	87,380	72,343	81,845	32,000	308,802	281,135
Commercial Production	67,234	87,380	72,343	81,845	32,000	308,802	268,643
Cash Operating Cost ($/oz)[1],[4]	213	229	283	298	216	257	236
Total Cash Cost ($/oz)[2,4]	268	259	313	319	262	289	263
Total Production Cost ($/oz)[3,4]	393	293	402	404	522	370	338
Realized Price ($/oz - sold)	933	904	870	800	774	876	674
Kisladag Mine, Turkey[5]
Commercial Production	27,228	55,490	46,863	60,753	-	190,334	135,306
Tonnes to Pad	529,480	2,092,957	2,562,343	2,371,101	-	7,555,881	4,547,860
Grade (grams / tonne)	1.18	1.47	1.05	1.34	-	1.27	1.33
Cash Operating Cost ($/oz)[4]	217	230	270	279	-	254	189
Total Cash Cost ($/oz)[2,4]	218	232	273	281	-	256	192
Total Production Cost ($/oz)[3,4]	246	273	310	314	-	291	224
Tanjianshan Mine, China[6]
Total Ounces Produced	40,006	31,890	25,480	21,092	32,000	118,468	138,162
Commercial Production	40,006	31,890	25,480	21,092	32,000	118,468	125,670
Tonnes Milled	223,395	193,035	226,126	216,273	173,945	858,829	757,354
Grade (grams / tonne)	6.83	6.04	4.16	4.33	7.20	5.31	6.23
Cash Operating Cost ($/oz)[4]	211	229	306	352	216	261	288
Total Cash Cost ($/oz)[2,4]	302	305	387	429	261	343	342
Total Production Cost ($/oz)[3,4]	493	327	571	664	526	496	472
São Bento Mine, Brazil
Commercial Production	-	-	-	-	-	-	7,667
Tonnes Milled	-	-	-	-	-	-	20,069
Grade (grams / tonne)	-	-	-	-	-	-	11.71
Cash Operating Cost ($/oz)[4]	-	-	-	-	-	-	208
Total Cash Cost ($/oz)[2,4]	-	-	-	-	-	-	224
Total Production Cost ($/oz)[3,4]	-	-	-	-	-	-	152

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the Section “Non-GAAP Measures”in our Q4 2008 Notes to the Financial Statements.

5

Kisladag temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.

6 The TJS Mine commenced commercial production on Februrary 1, 2007.  The figures for the TJS Mine represent 100% of which we own 90%.

The “Cash Operating Costs” and “Total Production Costs” set forth above were calculated in accordance with the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is a widely accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures set forth above may not be comparable to other similarly titled measures of other companies. Total Cash Operating Costs per ounce are derived from amounts included in our Statements of Income and include mine site operating costs such as mining, processing and administration, but exclude royalties and production taxes, amortization, reclamation costs, financing costs and capital development and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production.  Total Production Costs are Cash Operating Costs plus royalties and production taxes, and provision for depreciation, depletion and amortization and reclamation. This data is designed to provide additional information and are non-GAAP financial measures.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs under GAAP.

Projected 2009 Production
Mine	Ounces	Cash Cost
Kisladag	230,000 – 240,000	$265/oz.
Tanjianshan	95,000 – 100,000	$385/oz.

Reserves and Resources

Reserves

Eldorado has estimated proven and probable mineral reserves for Kisladag, Efemçukuru, Tanjianshan and Vila Nova. All reserves are calculated as of December 31, 2008 in accordance with NI 43-101 and CIM.  Reserves for Kisladag and Tanjianshan are based on a gold price of $725 and for Efemçukuru $530 per ounce.  Iron ore reserves for Vila Nova are based on a price of $53.60 per dry metric ton.

The cut-off grades for the gold deposits are based on assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures. We may need to recalculate estimated reserves and resources based on actual production or exploration results. Changes in metal prices, increased production costs or changes in the recovery rate may make it unprofitable to develop the proven and probable reserves at a particular property or for a specific mine.

2009 Proven and Probable Reserves

Eldorado Gold Mineral Reserves, December 31, 2008

GOLD	RESERVES
Property	Tonnes (000)	Grade (Au g/t)	In-situ Gold ounces (000)
Kisladag
Proven	67,746	1.08	2,353
Probable	93,811	1.05	3,170
Total	161,557	1.06	5,523
Tanjianshan
Proven	5,609	3.77	680
Probable	1,152	3.71	137
Total	6,761	3.76	817

Efemçukuru
Proven	1,320	11.89	505
Probable	2,465	9.04	716
Total	3,785	10.04	1,221

Total
Proven	74,675	1.47	3,538
Probable	97,428	1.28	4,023
Total	172,103	1.37	7,561

IRON	RESERVES
Property	Tonnes (000)	Grade (Fe %)
Vila Nova
Proven	2,285	63.5
Probable	6,987	60.2
Total	9,272	61.0

Notes:

1)  Gold price used for Kisladag and Tanjianshan $725/oz and for Efemçukuru $530/oz.

2)  Gold cut-off grades (g/t): Kisladag: 0.35 g/t oxide, 0.50 g/t sulphide; Tanjianshan: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Efemçukuru:  4.5 g/t

3) Qualified Persons: Richard Miller, P.Eng. and Manager, Mine Engineering of the Company is responsible for the Kisladag and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering is responsible for the Efemçukuru reserves;

4) The Mineral Reserves are included in the Mineral Resources.

5) Mineral Reserves from the TJS Mine represent 100% of which we own 90%.

6) The cut-off grades for the despoits are based on certain assumptions for plant recovery, gold values, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures.  Estimated mineral reserves may have to be recalculated based on actual production or exploration results.  Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probably mineral reserves unprofitable to develop at a particular property or for a specific mine.

7) All mineral reserves are calculated in accordance with NI 43-101 (as defined above).

Reconciliation of Reserves

 The following table reconciles Eldorado’s mineral reserves for Kisladag and Tanjianshan after taking into account gold production for 2008:

Mine	Mineral Reserves Dec. 31, 2007			Mined in 2008			Other Increases/Decreases in 2008			Mineral Reserves Dec. 31, 2008
	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)
Kisladag	153,330	1.12	5,500	7,556	1.27	310	15,783	0.66	333	161,557	1.06	5,523
TJS[4]	7,342	3.96	934	859	5.34	147	278	3.36	30	6,761	3.76	817

Notes:

1)

Gold price used is $725/oz.

2) Gold cut-off grades (g/t): Kisladag Mine: 0.35 g/t oxide, 0.50 g/t sulphide; TJS Mine: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide.

3)

Qualified Person: Richard Miller, P.Eng, Manager, Mine Engineering of the Company is responsible for the Kisladag Mine and the TJS Mine mineral reserve.

4)

Mineral reserves for the TJS Mine represent 100% of which we own 90%.

5)

Mineral reserve estimates are included in the mineral resources.

6)

The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.  Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results.  Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine.

7)

All mineral reserves are calculated in accordance with NI 43-101 (as defined above).

The following table presents the measured, indicated and inferred mineral resources for Kisladag, Tanjianshan, Efemçukuru, Perama and Vila Nova. All resources are calculated in accordance with NI 43-101 and CIM. These resource estimates include the estimated reserves outlined above.

2009 Measured, Indicated and Inferred Gold Resources

Eldorado Gold Mineral Resources, December 31, 2008

GOLD	RESOURCES
Property	Tonnes (000)	Grade (Au g/t)	In-situ Gold ounces (000)
Kisladag
Measured	72,810	1.04	2,432
Indicated	207,070	0.82	5,430
M + I	279,880	0.88	7,862
Inferred	126,900	0.63	2,552
Tanjianshan
Measured	6,985	3.34	751
Indicated	2,941	2.76	261
M + I	9,926	3.17	1,012
Inferred	3,493	3.54	398
Efemçukuru
Measured	1,235	13.80	548
Indicated	3,683	8.39	993
M + I	4,918	9.75	1,541
Inferred	2,109	9.95	675
Perama
Measured	-	-	-
Indicated	11,710	3.62	1,363
M + I	11,710	3.62	1,363
Inferred	8,733	1.96	552
Total
Measured	81,030	1.43	3,731
Indicated	225,404	1.11	8,047
M + I	306,434	1.20	11,778
Inferred	141,235	0.92	4,177
IRON	RESOURCES
Property	Tonnes (000)	Grade (Fe %)
Vila Nova
Measured	2,285	63.5
Indicated	7,679	61.0
M + I	9,964	61.6
Inferred	2,022	61.2

Notes:

1)  Gold price used for the Kisladag Mine and the TJS Mine was $725/oz.and for the Efemçukuru Project was $530/oz.

2)  Gold cut-off grades (g/t):   Kisladag:  0.4 g/t;  Tanjianshan:  1.0 g/t;  Efemçukuru: 3.0 g/t: Perama:  1.0 g/t

3) Stephen Juras, Ph.D., P.Geo.and Manager, Geology for the Company is the qualified person responsible for all the mineral resource estimates for  the Company’s material properties, namely Kisladag, Tanjianshan and Efemçukuru; the Company does not currently consider Perama or Vila Nova to be material properties

(4) The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources may have to be re-calculated based on actual production or exploration results.

(5) Mineral resources for the TJS Mine represent 100% of which we own 90%.

(6) Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Stephen Juras, P.Geo, and Manager, Geology of the Company is the qualified person for all mineral resource estimates of the Company and for verifying the technical data relating thereto, with the exception of Perama Hill Measured & Indicated resources.  The Qualified Person for the Measured & Indicated Resources for Perama was Luke Evans, M.Sc., P.Eng., Scott Wilson Roscoe Postle Associates Inc.  Qualified persons for mineral reserve estimates are as follows:  Richard Miller, P.Eng. and Manager, Mine Engineering of the Company is responsible for the Kisladag and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering Inc. (“WEI”), an independent qualified person is responsible for the Efemçukuru reserves and Roberto Costa, Principal of Roberto Costa Engenharia Ltda., an independent qualified person is responsible for the Vila Nova reserves and for verifying the technical data relating thereto.

Except as otherwise noted herein, Norman Pitcher, P. Geo, and Chief Operating Officer of the Company is the Qualified Person responsible for preparing or supervising the preparation of the scientific or technical information contained in this AIF and has verified the technical data disclosure herein relating to Kisladag, Efemçukuru, Tanjianshan and Vila Nova.

REGIONAL REVIEW

Turkey

Turkey

- Kisladag
- Efemcukuru
- Pontides

Pontides
Turkey
Kisladag
Efemcukuru

Turkey has considerable potential for gold exploration and production. A substantial mining industry supported by well-developed infrastructure exists throughout the country. Mineral production is dominated by the industrial and base metal sectors, operated by both domestic and foreign mining companies.

Kisladag

The Kisladag Mine in Uşak Province, Turkey, began commercial production on July 1, 2006.

Property Description

The Kisladag land position consists of one operating licence (number IR 7302) and a total area of 15,717 hectares. Mineral licences are granted indefinitely, assuming licence fees are paid in a timely manner.

Ownership Interest

We own a 100 percent interest in Kisladag through our wholly owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tüprag”).

Location, Climate and Access

Kisladag is located in western Turkey in Uşak Province, 35 kilometers southwest of the city of Uşak and 180 kilometers from the Aegean port city of Izmir. The project sits on the western edge of the Anatolian Plateau, in gentle rolling topography, at an elevation of approximately 1,000 meters. The climate is arid with hot summers and cold winters. Annual rainfall is around 425 millimeters, occurring mainly from

November to March. Economic activity in the area consists of a mixture of subsistence farming and grazing. All-season access to Kisladag is provided by paved highways and roads.

Acquisition

Kisladag is a greenfields discovery of the Company.  We began in-depth exploration work in 1997 based on preliminary stream sediment analysis and satellite imaging.

Geology and Mineralization

Kisladag is located in one of several mid- to late-Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region, the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at Kisladag is hosted by a number of latitic intrusive bodies. Our exploration has outlined two alteration zones. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized, which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmaline-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

Data Verification

Micon International (“Micon”) reviewed the original data used to prepare the Kisladag resource and reserve statements. Micon carried out two site visits to review the QA/QC procedures during drilling, sampling and sample preparation. Micon’s opinions are based on information in technical reports prepared by Kilborn Engineering Pacific Limited (“Kilborn”) or us.  The Kisladag Mine continues to run a comprehensive QA/QC program that includes assaying for standards, blanks and assay re-runs.

Previous Exploration

Since beginning exploration at Kisladag in 1996 we have focused our exploration activities primarily on the zone known locally as Gökgöz Tepe.  On the basis of early exploration we identified a gold anomaly along the north slope of Gökgöz Tepe extending approximately 1,200 meters on strike by 600 meters wide. Drill programs followed in 1997 and 1998 and effectively confirmed the potential for a low grade bulk tonnage gold deposit. In 1999 Micon and Eldorado identified a measured and indicated resource of 42.8 million tonnes at 1.49 g/t, plus an inferred resource of 31.1 million tonnes at 1.35 g/t (all based on a 0.8 g/t cut-off grade).  We were granted a Site Selection Permit in 1999 by the Turkish authorities for a gold mining operation at Kisladag. Kilborn was commissioned in 2001 to undertake a Prefeasibility Study.  The initial capital cost was estimated to be $47.4 million with a cash operating cost estimated at $154 per ounce and an average annual gold production of 103,600 ounces.  Following a reverse circulation drill program in 2000 Micon reported a significant increase in the measured and indicated resource to 125.97 million tonnes at an average grade of 1.20 g/t gold, and a revised estimate of 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4 g/t gold).  Metallurgical testwork indicated that the ore would be amenable to heap leaching.  In December 2001, an Addendum to the Prefeasibility Study presented a revised initial capital cost estimate of $29.6 million and a cash operating cost estimate of $149 per ounce in consideration of the devaluation of the Turkish currency and to incorporate the option of contracting the mining operation and utilizing used crushing equipment.

Micon audited our procedures for sample collection, sample preparation and security of samples. Sample assaying is carried out by ALS Chemex in Vancouver, BC, Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for providing assay and geochemical analytical services. A routine of check assay duplicates and standards has been followed for all assay work completed.

For a detailed discussion of exploration activities conducted at Kisladag, including sampling and analysis, see the Kisladag Reports listed below and on page 18 of this AIF that are available under the Company’s name at www.sedar.com.

Development Activities

Since acquiring Kisladag in 1997, we have advanced this property through various stages of exploration and development to production. The following is a record of the developments and related technical reports.

2000	Completed Scoping Study
May 2001	Completed Prefeasibility Study
November 2001	Completed Addendum Report to the Prefeasibility Study
May 2002	Completed Updated Reserve Report,
March 2003	Completed Feasibility Study
2003	Received Environmental Positive Certificate and Establishment Permit
March 2003	Completed Hatch Feasibility Study
July 2003	Completed Optimization Study
April 2004	Completed permitting process and obtained all approvals for constructing Kisladağ
May 2004	Completed Feasibility Cost Update.
July 2004	Turkish legislation changed so that gold mining was exempt from VAT along with other rule changes including a royalty of 1% for gold produced on site.
September 2004	The Construction permit was received for Kisladag and site activities began.
2006

Mechanical completion of the process and ancillary facilities was completed followed by commissioning and start-up. Total capital costs for Phase I were $83.0 million. On July 1, 2006, the Kisladag Mine officially began commercial production

March 2007

The second phase completed in 2007, expanded the crushing circuit, leach pad expansion and equipment maintenance facilities to increase production throughput to the final design capacity of 10 million tonnes annually. There will be minor additional subsequent construction phases associated with expanding the heap leach pad and closing the project.

July 2007

We were granted access to the lands required for constructing additional process pond capacity, the permanent storm water pond and the second phase of the leach pad installation. We completed construction of the ponds and associated piping in August 2007.

May 2008	The mining contractor was phased out of pit operations during the second half of 2008.

Recent Developments

In 2008, the Kisladag Mine produced 190,334 ounces of gold at a cash operating cost of $254 per ounce. Production for the year re-commenced on March 6, 2008 following a court decision providing for the expiration of a temporary closure of the mine and allowing resumption of all production activities. Kisladag had been temporarily closed since August 2007 (see “Litigation” section below).  The successful transition to owner mining from contractor mining was completed in the third quarter of 2008, and pit production is now fully dependent on owner mining.  We continue to employ a Turkish mining contractor to provide ancillary services such a hauling run-of-mine ore to the leach pad.

Projected Production

A mine production rate of 5 million tonnes per year (“mtpa”) of ore was set for the first year of the Kisladag Mine’s life. Annual ore production has now increased to 10 mtpa in 2008, remaining at that level until the end of mine life. The highest daily mining rate is expected to occur in 2014 totalling 71,000 tpd (ore plus waste). Total quantities of ore and waste are projected to be 161 million tonnes and 174 million tonnes (respectively) over the mine life. The overall strip ratio is projected to be 1.08:1.

 A gold recovery of 81 percent is projected for the oxide ore. The primary ore has a higher sulphide content and gold recovery is projected to be 60 percent. The primary ore will require a crush size of 80 percent passing 6.3 mm.

The Kisladag ore is processed in a standard heap leach facility containing a three-stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon is treated on-site in a refinery and the final mine product is gold doré bar. The total gold production in 2009 is projected to be 230,000 – 240,000 ounces at an average cost of $265/oz.  Projected production per year for the balance of mine life is 240,000 ounces.

Personnel

The project currently employs 408 people, with the majority of workers drawn from the local region. Infrastructure to support the mine includes an access road, a water well field with a 13- kilometer water pipeline and a 30-kilometer power transmission line. Supplies and services are accessed from the city of Uşak, 35 kilometers to the north.

Exploration

We executed a major drill program in 2008 in and around Kisladag.  We drilled 16,586 m in 45 holes targeting remnant inferred classified areas close to the design pit shape, deep mineralization below the planned pit bottom, and our new western extension zone.  The western extension zone tests produced mixed results.  The key finding was that the basement schist unit underlies the main mineralizing intrusion, Intrusion #1 on the western margins of the deposit.  This implies a sill-like morphology for the intrusive unit in the west, not the hypothesized igneous stock shape.  Both units are strongly altered and mineralized though the schist unit mineralization is of sub-economic grade. Consequence of this revised geologic interpretation was a significant loss of inferred mineral resources in this region.

Drilling at the east and southeast areas of the deposit showed that the higher gold grade zone (>1 g/t Au) at Kisladag appears to be plunging easterly.  The zone remains open at depth and to the east.  In the southeast area, the deep probing holes discovered a new extension to the oxide gold mineralization 40 to 80 m below surface that occurs below a 10 to 20 m thick “perched” sulphide zone.  These results contributed to the increase in measured and indicated mineral resources, and partially offset the loss of inferred mineral resources.   2009 exploration plans will include continued drill testing of the deep higher grade gold mineralization and determination of the extents of the southeast oxide zone.

Litigation

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of the Environment and Forests (the “MOEF”) seeking to cancel the Environmental Positive Certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment (the “EIA”).

In 2007, a judgment on the litigation at a lower administrative court was in our favour. The plaintiff appealed that decision and as a result of the appeal on July 19, 2007 the Sixth Department of Council of State ordered the shutdown of the Kisladag mine pending a decision on the case. On August 18, 2007, mining operations were shut down except those activities approved by the Turkish authorities related to sound environmental practices.  The mine remained closed during the rest of 2007.

On February 6, 2008, a decision was rendered by the Sixth Department of the High Administrative Court in Ankara, Turkey. This decision held that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case and referred the matter for rehearing before the Lower Administrative Court.  The temporary injunction automatically expired with the decision on the case.

On February 28, 2008, the MOEF and Tüprag (as co-defendant) filed an appeal requesting that the Sixth Department of the High Administrative Court reconsider its decision on the essence of the case. This appeal is now at the High Administrative Court waiting for consideration.

On March 6, 2008 the Kisladag mine re-opened and production activities resumed.

We are confident in both the methodology of the EIA Report and Tüprag’s compliance with all procedural steps taken in obtaining the Environmental Positive Certificate. We continue to believe that we will successfully defend this litigation. If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

 Kisladag Reports

Kisladag is the subject of the following independent reports (the “Kisladag Reports”): “Estimation of Resources, Kisladag Project, Turkey” (October 1999), “Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project” (May 15, 2000) and “Update of Resources, Kisladag Project, Uşak, Turkey” (October 2000 and amended November 2000 and January 2001), all prepared by Micon International; “Kisladag Gold Project Pre-Feasibility Study” (May 2001) and “Kisladag Gold Project Pre-Feasibility Study Addendum” (December 2001), prepared by Kilborn Engineering Pacific; “Updated Reserve Report for the Kisladag Gold Project Western Turkey” (April 18, 2002 and revised May 9, 2002), prepared by Micon International; and a Feasibility Study (March 2003), the “Kisladag Optimization Study” (July 2003) and the “Feasibility Cost Update” (May 2004), all prepared by Hatch. The Kisladag Reports are available at www.sedar.com under our name, and they should be reviewed to put the preceding discussion in context.

Financing

In April 2005, HSBC Bank USA, National Association (“HSBC”) authorized advances of up to $65 million to Tüprag under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date each tranche is drawn down.  As at December 31, 2007, the Company had drawn $55 million in six tranches at a weighted average interest rate of 5.52%. Each tranche typically has a maturity of approximately 13 months.   At December 31, 2008, the Company

has repaid all amounts previously drawn down on the Credit Facility.  The Credit Facility is renewable at the Company’s option for the term of the loan.

Efemçukuru

Efemçukuru is located in Izmir Province, and is our primary development project in Turkey.

Ownership Interest

We own a 100 percent interest in Efemçukuru through our subsidiaries. Efemçukuru consists of one operating licence No. IR 5419 covering 2,262 hectares.

Location, Climate and Access

Efemçukuru is located in Izmir Province near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The nearest settlement, the village of Efemçukuru (population 500), is located two kilometers to the south. The project is located in hilly terrain at an elevation of 520 to 760 meters. Access to Efemçukuru is provided by various paved and unpaved roads connecting the village with other local population centres.

Power will be provided to the site via a dedicated transmission line from the Urla substation approximately 20 kilometers away.  Mine infrastructure will include administration buildings, the concentrator, filtration plant, tailings and waste rock impound areas.  Concentrate treatment will be carried out at Kisladag.

Efemçukuru is situated within the Aegean climatic zone, which is characterized by hot and dry summers and warm and rainy winters with limited snowfall.  Temperatures in the region range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC.  Average annual precipitation is 750 mm due to the moderating influence of the Aegean Sea.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter Kestane Beleni Vein, which contains the present resource, and the less explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

Data Verification

Primary assaying up to 1997 was completed at SGS laboratories in Canada and France and check assays were done at Chemex and Bondar-Clegg laboratories in Vancouver, Canada.  Holes KV-1 through KV-26 were fire-assayed at SGS-Xral in Toronto, Canada and holes KV-27 through KV-108 were fire assayed at the SGS laboratory in Carcassonne, France.  The initial fire-assay was done on a 1 assay-ton charge with an atomic absorption (AA) finish.  Over-range samples (>10 ppm Au) were re-assayed with a gravimetric finish.

Besides gold, multi-element analyses, including silver were completed on approximately 75% of the samples from drill holes KV-01 to KV-43, and on 35% of the samples from drill holes KV-44 to KV-95.

Sample pulps from the 2006-2007 drilling program were sent from the Çanakkale sample preparation facility to ALS Chemex Laboratories (Chemex) sample preparation facility in Izmir and were then shipped under the supervision of Chemex to their analytical laboratory in North Vancouver.  All samples were assayed for gold by 30 g fire assay with an AA finish and for multi-element determination using fusion digest and inductively coupled plasma spectroscopy (ICP) analysis.

Samples that returned assays greater than 5 g/t were re-assayed by fire assay with a gravimetric finish.  During the latest program, all samples greater than 5 g/t and less than 10 g/t Au from the pre-109 holes were re-assayed also.  All geological and assay data for the project is stored in a database program developed by Maxwell Geoservices.

As a test of assay data integrity, the data used to estimate the 2009 Efemçukuru mineral resource were verified against original source data.  This process was implemented as part of a database upgrading program for the Efemçukuru Project.  Survey (collar and down hole) data and assay data were checked.  Any discrepancies found were corrected prior to entry into the new database.  Newer data entered directly into the database are periodically compared to original electronic certificates (assays) and down hole measurements and collar survey data.  As a result, the data transferred for use in resource modelling are considered sufficiently free of error to be adequate for resource estimation of the Efemçukuru Project.

Previous Exploration

The target identified at Efemçukuru is a high-grade vein-hosted gold system. In 1997, we completed a drilling program along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling further delineated the initial identified resource of 660,000 ounces, which increased the resource to 1.1 million ounces contained in 2.52 million tonnes, at an average grade of 13.71 g/t. We reduced the drill hole pattern to approximately 50 by 35 meters and conducted additional diamond drilling for hydrogeological testing in the vein structure as well as the hanging wall and footwall geology.  Assay data from this program were incorporated into the database for the deposit.

In 1998, Micon evaluated the geological model and confirmed a measured and indicated resource of 1.87 million tonnes at 14.26 g/t, with an inferred resource of 660,000 tonnes at 11.99 g/t. Reserves of 784,000 ounces were established during an internal Prefeasibility Study completed in 1999. As these resource estimates were made according to Australasian classification before NI 43-101 came into effect, they may vary from estimates made in accordance with NI 43-101. The estimates are provided in connection with the discussions of previous exploration and are not considered relevant by the Company.  See the current resource estimates under “Description of the Business – Summary Review – Reserves and Resources”.

From 1999 to 2006, limited work was completed after the prefeasibility study as efforts were focused on the development of Kisladag.  Infill and exploratory drilling commenced again in August 2006 and has continued through 2008.

Development Activities

During 2006, we initiated a drilling program at Efemçukuru designed to convert inferred resources into measured and indicated resources for the purpose of forming the basis of a new mine plan and subsequent reserve calculation and to test the potential of the system at depth. Land acquisition began in 2006, with 40% of the land acquired by December 31, 2006. We contracted WEI to conduct a feasibility study for the Efemçukuru project which was released in August 2007.  The study defines an operation based on underground mining and milling of the ore on site with post treatment of gold concentrate at Kisladag.  The proposed mine at Efemçukuru will operate at a production rate of 1,100 tonnes per day, producing an average of 112,400 ounces of gold annually at a cash cost of $227 per ounce.

In 2007 the drilling program at Efemçukuru largely targeted the South Ore Shoot and Transition Zone areas.  The results more clearly defined the Middle Ore Shoot mineralization with the extension of the thick and gold-rich vein hosted mineralization and the recognition of near continuous stockwork gold mineralization enveloping the veins.  This stockwork mineralization is predominant in the upper portions of the Middle Ore Shoot, and occurs between the main vein (defining the footwall to the system) and an upper or hanging wall vein, and in hanging wall units to the uppermost vein.  Results from the South Ore Shoot holes extended the down plunge extent of the upper high grade lobe and confirmed the down plunge continuation of the lower lobe.  Transition Zone and Middle Ore Shoot drilling generally confirmed predicted thicknesses and level of gold mineralization in the areas tested.  Our initial results from the North Ore Shoot drilling intersected a narrow vein interval and confirmed our earlier interpretation of a mid-grade gold zone in the North Ore Shoot.  Throughout 2008 we drilled nine holes totalling 1,519 meters over the North Ore Shoot, northern and southern extents of the Kestane Beleni vein, and the paralleling Kokarpinar veins, and successfully intersected precious metal and base metal rich intercepts down-plunge from current limits

WEI completed a Feasibility Study on the Efemçukuru project in August 2007. The study is based on a conventional underground mine operating plan using cut and fill and longhole mining methods and supported by a flotation/gravity recovery circuit located on site. Concentrate produced from the circuit will be treated at a dedicated cyanide leach plant located at Kisladag. The results of the feasibility study indicate a proven and probable reserve of 1,221,000 gold ounces, mined over a 9.4 year period. Life of mine (“LOM”) cash costs are $227 per ounce, and the probability of increasing the reserve base is considered high.

For a detailed discussion of exploration activities conducted at Efemçukuru in 2008, including sampling and analysis, see the Efemçukuru Report listed below and on page 24 of this AIF that is available under the Company’s name at www.sedar.com.

Engineering and Construction

Basic engineering of the process design, mine development and infrastructure was completed in 2008 by WEI.  A Turkish engineering group was brought on under the supervision of WEI, to carry out the detailed engineering according to the requirements of Turkish industrial standards.  Procurement of long lead items including the SAG and ball mills was initiated in 2008.  Delivery of the mills which have the longest manufacturing time is expected at the end of 2009.

Construction activity began in the second quarter of 2008 with development of the access road to the site and earthworks associated with the plant site and infrastructure.  Weather delays were experienced due to abnormal precipitation levels which delayed completion of this work into 2009.  Power supply to the Efemçukuru site and construction of primary surface facilities is planned for the end of 2009.  Mechanical completion of the plant is expected by mid 2010.  Construction of the concentrate treatment plant at Kisladag will be carried out in early 2010.

A Turkish contractor has been selected to carry out the mine preproduction underground development in preparation for mine operations.  Completion of the development is expected to take 12 to 14 months and will commence in the second quarter of 2009.

Permitting

The Company continues to complete the remaining land acquisition and permitting requirements.  As of December 31, 2008 approximately 78% of the private land has been purchased. The Company continues to work with villagers and government to acquire the balance of the land required for the project either through direct negotiations or regulated expropriation procedures. Permits have been received from the Forestry authorities to allow access for construction on designated forest lands.

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries.

The key Environmental Positive Certificate is issued by the MOEF following a successful review of the EIA Report.  The permit contains agreed protocols between the proponent and Ministry for mitigation methods, monitoring standards, closure procedures and financial guarantees.  The EIA was submitted and receipt of the Environmental Positive Certificate was received in September 2005.

In September 2003, the Turkish Ministry of Health released changes in regulations relating to the permitting of industrial activities which significantly reduced and simplified the remaining permitting requirements for the Efemçukuru Project.  This has benefitted subsequent mine permitting in Turkey.  In 2004, we continued our preparation of the EIA, which we submitted to the Turkish MOEF in 2005. We received the Environmental Positive Certificate in the third quarter of 2005, signalling the successful completion of the first stage of permitting for Efemçukuru.  The remaining key permits required prior to start-up of the mine include the blasting and explosive Depot permits and the trial operating permit.  Permits that are required after startup and inspection include the Work Place Labour permit and Air Emission and Discharge permit.

Following start-up of operations and demonstration of compliance with all received approvals and permits, the Operating permit is then issued.

Projected Production

A mine production rate of 420,000 tonnes per year has been set for the life of mine operation at Efemçukuru, based on an average daily mill throughput of 1,100 tonnes.  The average head grade to the plant will be 10.0 g/ t Au.  Combined with a forecast metallurgical recovery of 86.5%, gold production will average 112,400 ounces per year at an average mine life cash cost of $227 per ounce based on the feasibility study results.

The Efemçukuru Project is a high grade underground mine operation.  Mining will be done with conventional trackless equipment using mechanized cut and fill as well as longhole stoping methods.  Ore will be processed through a milling and flotation concentrate circuit located at the project site.  A gravity concentrate will be recovered and refined to doré on site while the flotation concentration will be transported to a gold recovery circuit located at Kisladag .

Royalties

Eldorado is required to pay 1% of the direct mine operating cost as a royalty to a third party.  The average annual payment will be US$108,150 in a full production year.  The total royalty included in this evaluation is US$1.03 million.  This equates to US$0.27/t milled or US$0.97 per ounce produced.

Taxes

Economic evaluation indicates a post-tax IRR of 19.0% and a post-tax NPV of US$86.7 million at a discount rate of 5.0%.  The post-tax base case financial model used the same inputs as the pre-tax economic evaluation:

•

3 year average gold price of US$530 per ounce (London Metal Exchange);

•

concentrate transport costs;

•

treatment costs at Kisladag;and

•

project Royalty of 1% of direct mine operating costs.

Eldorado performed the tax evaluation using the pre-tax model developed by WEI.  Corporate taxation for Turkish businesses is currently 20%.  Depreciation is calculated on a unit of production method.

Personnel

Efemçukuru will employ approximately 300 people at maximum production, with the majority of workers drawn from the local region. Supplies and services will be accessed from the city of Izmir, 20 kilometers to the north.

Litigation

In 2004, litigation was filed by certain third parties against the MOEF and Tüprag seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area. During the course of this litigation, the Lower Administrative Court issued a negative decision, and while in effect the decision prevented the start of mining activities at Efemçukuru. The decision was overturned in 2005 by the High Administrative Court and the mining license has been re-issued.

On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for the Efemçukuru Project issued by the MOEF.

We continue to proceed with our 2009 work plan and permit application schedule.

Exploration and Development

Exploration work on Efemçukuru comprised property-wide surveys and drilling on the North Ore Shoot (NOS).  We carried out a property-wide soil geochemical sampling campaign with follow-up semi-detailed geological mapping.  The soil geochemical sampling results yielded interesting multi-element anomalous patterns.  Intrusive related mineralization is indicated by a large Ag-Pb-Zn-Mo anomaly in the Gotkepe area in the northeast portion of the property and a smaller Bi-As-Cu anomaly in the Sogan area, footwall to our Middle Ore Shoot (MOS) deposit.  Au-Ag-As anomalies are observed along the Kokarpinar vein trend, particularly in the northwest and southeast areas (the Kokarpinar vein system parallels the main Kestane Beleni system, lying in the latter’s hanging wall units).  A strong Au-Ag-As anomaly also occurs west of the NOS system, along the Kestane Beleni trend to the northwest.  Finally, an Ag-As-Pb anomaly was observed southwest of the South Ore Shoot (SOS) deposit, in the Dedebag area.

Mapping and rock ship sampling found units containing anomalous Ag and base metal values in the Gotkepe and Dedebag areas.  Local high grade gold and elevated base metal values were returned over the Kokarpinar vein anomalous zones.

Towards year end, we embarked on a 10 hole exploration drill program testing the along strike and down dip extension of the NOS.  6 exploration diamond drill holes totalling 1178 m were drilled.  All holes successfully intersected narrow, base metal rich auriferous vein intervals.  These data supported an increase in the NOS inferred mineral resource.  Drilling will continue on the NOS trend in 2009.

Efemçukuru Reports

Efemçukuru is the subject of the following independent report (the “Efemçukuru Report”): the “Technical Report on the Efemçukuru Project” (August 2007), prepared by WEI. The Efemçukuru Report is available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context.

Exploration

In 2008, we continued to carry out exploration activities through Tüprag in the west-central prospect of Sayacik, adjacent to Kisladag as well as license holdings in the Pontide belt (the Black Sea area).  Primary targets comprised porphyry mineralized systems, low sulphidation, epithermal high-grade vein systems and disseminated, high sulphidation precious metal systems. The total 2009 exploration budget for Turkey is $6.9 million.  Key exploration projects are highlighted below.

Sayacik (Kisladag)

Work on the gold porphyry Sayacik Project consisted of expanded geological, geochemical and geophysical (ground magnetics) programs that covered the entire floor of this remnant caldera complex next to our Kisladag deposit.  Mapping focused on discerning alteration facies and volcanic stratigraphy of the project area.  Soil geochemical sampling on 200 m spaced lines yielded five areas of anomalous Au (+Ag, As, Bi) in soils:    Kurt Tepe, Tavsan, Demir Tepe, Gedik and Sayacik.  Permitting work for planned drill sites and geophysical line cutting also was done ahead of 2009 planned RC and diamond drilling, and an Induced Polarization (IP) geophysical survey.

Pontide Belt Region

Zonguldak Project

Work continued to complete our evaluation of this property in the western Pontide region.  Focus was on two zones of previously observed copper anomalous areas lying within an area underlain by sedimentary units in contact with granitoid intrusive units (Gecmiskoy and Adatepe).  The targets, located in the southernmost licenses of the property, were tested by stream sediment geochemical sampling and geological mapping.  Strong Au-Cu geochemical anomalies occurred only in the Gecmiskoy target region, (southwest-most license).  Follow-up geochemical sampling and mapping on this porphyry-type target is planned for 2009.

Gumushane Project

Work on our eastern Pontide Gumushane project lands (excluding our Bahcecik prospect in the northeast licenses) investigated sources for numerous stream sediment geochemical gold anomalies.  Follow-up work comprised additional stream sediment geochemical sampling and geological mapping.  Two gold anomalous zones were found; one in the central region of the project call Tandirlik, and another in the northwest licenses called Corak.  Mapping in the Tandirlik anomaly area uncovered propylitically altered rhyolites and ignimbrites with thin and discontinuous epithermal low sulphidation quartz veins along flow-tuff contacts.  No altered units were observed in the Corak area but the stream sediment gold anomalous values are among the highest in the project.  The Corak area will be further explored in 2009.

Arpali Project

This precious metal porphyry prospect in the eastern Pontide region was acquired via auction late in 2008.  Property scale mapping and stream sediment geochemical sampling were completed.  Encouraging multi-metal anomalies (including Au) were obtained.  Follow-up soil rock chip geochemical sampling was begun but not completed due to the onset of winter conditions.  The limited data are delineating multi-metal anomalies in soils overlying argillic altered rocks.  Completion of the soil geochemical and rock chip sampling surveys, and more detailed geologic mapping are planned activities for 2009.

Environment

We have conducted extensive environmental testing and monitoring at our Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The EIA report on Kisladag provided an in-depth analysis of the potential environmental and social impacts and identified measures to mitigate these impacts. All aspects of the Kisladag design have considered international best practices used by the mining industry to protect the environment in the short and long term and to maintain the health and safety of workers and the community in which we operate.  The Company continues our monitoring programs for ground water, dust, blast vibration and noise in accordance with the EIA and in close cooperation with a local Environmental Committee set up by the Usak Governor’s office.

Community relations activities remain a high priority for the Company.  We continue to work with the local communities to develop initiatives to support our Sustainable Development Plan in areas of health, education and infrastructure.

In 2007, site remediation efforts began at Kisladag with a program to re-establish tree cover in certain areas of the project site and with initial studies into developing test cells for cover system designs to be used to cap the leach pad and rock dumps as set out in the mine closure plan.  This work has been supported by a program carried out in the Company’s greenhouse facilities to investigate the different plant, shrub and tree species suitable for local propagation.  This work will be ongoing over the life of the mine.

For a more in depth look at our Stakeholder and Community Relations please refer to our 2008 Annual Report.

China

The People’s Republc of China (the “PRC” or “China”) is situated in Eastern Asia and has a long coast bordering the East China Sea, Korea Bay, Yellow Sea and South China Sea. The total area of China is 9.6 million km2 with an estimated population of 1.4 billion people.

China is a significant producer of commodities with its mining industry ranking third in the world. Much of the mineral production is consumed nationally. In the recent past, the government has moved to increase foreign investment in several sectors of the mining industry, including the development of a regime for Sino-foreign cooperative joint ventures and foreign participation in mineral resource exploration and mining.  Our interest in our Tanjianshan Mine is held through a joint venture company, Qinghai Dachaidan Mining Limited (“QDML”) which is governed by the law of the PRC.

Acquisition of Afcan Mining Corporation

On September 13, 2005, we completed the court-approved compromise transaction with Afcan Mining Corporation (“Afcan”), whereby we acquired all of the issued and outstanding shares of Afcan. Afcan indirectly owned 85 percent of TJS. Under the terms of the compromise agreement with Afcan, outstanding common shares of Afcan were exchanged for Eldorado Common Shares (“Common Shares”) on the basis of one Common Share for 6.5 Afcan common shares, resulting in the issuance of a total of 23,045,151 Common Shares (the “Transaction”).  In addition to shares, certain warrants and certain options were exchanged which have either been exercised, cancelled or expired.  For further details see our 2007 AIF.

The Business Acquisition Report regarding our acquisition of Afcan dated January 30, 2006 was filed on SEDAR and is available at www.sedar.com.

Tanjianshan

Tanjianshan, our 90 percent controlled project, is located in Qinghai Province.

Project Description

TJS is located in the Qinghai Province of northwest China. It is comprised of four large contiguous exploration licences that total 338 km2 in the area and that encompass two mining licences over two defined gold deposits, namely the Jinlonggou (“JLG”) and Qinlongtan (“QLT”) deposits, as well as numerous other prospects and anomalies.

Ownership Interest

During 2006 our ownership increased to a 90 percent interest in QDML and the Tanjianshan Mine when our capital investment reached $50.0 million. The remaining 10 percent interest is owned equally by the Qinghai Number One Geological Brigade (“Q1”) (5%) and the Dachaidan Gold Mine (5%). Afcan’s holding in QDML was previously owned by Sino Mining Limited, which divested Tanjianshan to Afcan in March 2003.

As noted above, Tanjianshan is comprised of the following two mining licences and four contiguous exploration licences:

Tenement	Type	Area (km2)	Date Granted	Date Expiry
Jinlonggou	Mining	1.03	02 Sep 2004	17 Jul 2011
Qinlongtan	Mining	2.88	24 Jan 2005	17 Jan 2010
Qinlongshan	Exploration	74.90	12 May 2006	12 Feb 2010
Qingshan	Exploration	72.07	03 Nov 2005	03 Nov 2009
Jinlonggou	Exploration	86.98	12 May 2006	12 Feb 2010
Xijingou	Exploration	100.86	03 Nov 2005	03 Nov 2009
Total		338.72

The exploration licenses are not surveyed tenements. Exploration licences are defined by latitude and longitude and marked on a plan, not on the ground. Definition of mining licenses may be based on either No. 3º or No. 6º Qinghai Provincial Grid and is again recorded on a plan. Sometimes the tenements are marked by pegs on site, but the co-ordinate definition takes precedence.

Owners of an exploration license have the right to explore for all minerals, save those preserved for the State, and to construct such facilities as are required by the owner to explore for such minerals. The owner also has a priority claim over applications for mining licences within the exploration licence area. Owners are obligated to begin and complete exploration within the time frame of the licence and to submit progress reports on a regular basis. Excavations and other surface disturbances are required to be rehabilitated on completion of the planned exploration. Annual maintenance costs are RMB 100 per km2 for years 1 to 3, thereafter increasing by RMB 100 per year to a maximum of RMB 500 per km2 per year.

Prescribed exploration expenditures per km2 are RMB 2,000 in year 1, RMB 5,000 in year 2 and RMB 10,000 in subsequent years. These licenses are granted initially for three years, and may be extended for a further two years.  There is no limit to the number of extensions that may be applied for.  Currently, applications are being prepared for the exploration licenses that require extension in 2009.

The mining license is granted for a maximum initial period of three years depending on the scale of the mine; thereafter, renewal is reviewed before expiration upon the mining license holder’s application. Renewal is guaranteed, provided there is compliance with mining regulations and all tax and royalty payments have been made. Owners of a mining licence have the right to construct, develop and mine the elineated mineral resource.

Currently, the JLG mining license is owned by QDML and extends from surface (3,556 mRL) to 3,378 mRL. This license was subsequently upgraded to include all mineral resources down to 3,000 mRL. This is well below the existing known resources.

The QLT mining license, previously held by Q1, has been transferred to QDML. This mining license extends vertically from surface (3,710 mRL) to 3,450 mRL.

Surface rights at TJS are currently sufficient for mining operations at the scale indicated by the Tanjianshan proven and probable reserves, as disclosed in the table titled “Proven and Probable Reserves” on page 10. To the extent that such proven and probable reserves increase, TJS surface rights will not be sufficient, and it would be necessary to obtain additional surface rights. There were three ways to obtain land use rights from the PRC government authorities: allocation, grant and lease. Different levels of government organizations have different authorities to approve the land use right application depending on the nature and areas of the land concerned. QDML may submit its application to the relevant government authorities to obtain the granted land or lease land if it deems necessary. QDML obtained the lease right dated on July 11, 2005 under which QDML is entitled to use the leased land for the area of 445,100 m2.  On February 1, 2007 QDML obtained the Phase 2 lease right under which QDML is entitled to use additional leased land for the area of 221,083 m2. On February 1st, 2007, Phase 3 was also obtained under which QDML is entitled to use another 111,661 m2 of additional leased land. Phase 4 application is currently under way for another 2,642,573 m2. This lease is expected to be granted shortly.

For the allocated land use right, the government may approve the allocated land use right in accordance with the Catalogue for Allocated Land, which lists certain industries that may be able to use allocated land. Although the gold mining industry has not been listed in the Catalogue for Allocated Land, QDML obtained allocated land on July 11, 2005 for an area of 243,332 m2.  On February 1, 2007 QDML obtained the allocated land under which QDML is entitled to use additional allocated land for the area of 1,170,654 m2. On February 1, 2007, QDML also obtained the allocated land under which QDML is entitled to additional allocated land for the area of 575,469 m2.  The rules have subsequently changed and allocation is now only used for social projects.

A grant of 156,000 m2 has also been applied for as part of the Phase 4 application.

Royalty

The Co-operative Joint Venture (the “CJV”) provides that Q1 and Dachaidan Gold Mine obtain a total of 4.5 percent of the net sales revenue from the gold produced by QDML as their base income directly transferred once each sale is transacted. This revenue shall be directly transferred to the account designated by each of Q1 and Dachaidan Gold Mine each time QDML sells mineral products. The 4.5 percent royalty will be evenly split between the two groups (2.25 percent each). However, in order for Q1 and Dachaidan Gold Mine to obtain such 4.5 percent royalty, approval from related tax authorities must be obtained.  The royalty percentage is unaffected by the percentage ownership interests of the parties to the QDML joint venture. Total royalties paid in 2008 were $6,432,112.

Location, Climate and Access

Tanjianshan is located in the Dachaidan Region, Haixi Prefecture, Qinghai Province in the northwest of the PRC. Qinghai is a relatively large province covering 720,000 km2 and supporting a population of approximately 5.3 million. The capital of Qinghai is Xining, which is situated in the eastern part of the province. At a local scale, the project area is located 80 kilometers northwest of Dachaidan in the Haixi Prefecture.

The camp and the mill site at Tanjianshan are located at an elevation of 3,200 meters with the main resource at between 3,300 meters and 3,550 meters. Tanjianshan is located in the Saishiteng Mountains, and there is virtually no vegetation in the area. The landscape is composed of rugged mountains with slope angles of 45° to 50°. The Aolao River lies approximately two kilometers due east and is the only permanent river in the area.

The project area experiences a dry continental climate with low rainfall, high evaporation and generally clear skies. Winters are long and summers short, with a large daily variance in temperature range. Meteorological data collected between 1971 and 1980 at Dachaidan (75 kilometers east southeast), and at a lower elevation than the site, recorded an average annual temperature of 1.6oC and annual rainfall of 200 mm. Maximum monthly temperatures are in July and August (21oC) and minimum monthly temperatures are in January (-15oC). Maximum monthly rainfall is in June and July (40 mm), whereas no precipitation is recorded in November, December and January. The highest temperature on record is 29.9oC on July 15, 1971 and the lowest is -32.3oC on January 18, 1973. Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

The nearest centres are Dunhuang, Gansu Province (265 kilometers by road to the north) and Ge’ermu (260 kilometers by road to the south). There are frequent flights during the summer months (tourist season) between Beijing and Dunhuang. There are also regular flights from Xining to Ge’ermu throughout the year.

The site is easily accessed by road. There is a main highway between Dunhuang and Ge’ermu or Dachaidan in Qinghai Province that passes within 12 kilometers of the plant site. The road is sealed and in good condition, ensuring year-round access throughout the area.

Geology and Mineralization

JLG lies within a low, northwest trending, mountain range (Tanjianshan) composed of Wandonggou and Tanjianshan Group rocks, with Early Palaeozoic gabbro intruding the Proterozoic rocks and Late Paleozoic porphyritic plagiogranite intruding all older units. Northwest striking thrust faults dissect the units and commonly separate blocks. Dips to both the northeast and southwest are recorded. The range to the northwest has the same mix of rocks as Tanjianshan but also includes a large block of Late Paleozoic granite. This range is host to the QLT gold deposit.

The JLG gold mineralization lies in a host rock sequence dominated by carbonaceous phyllites. The rocks are dark grey to black and display a well-developed foliation. In the central and southern parts of JLG, a number of orange brown sandstone bands are also present and act as key marker horizons. Two intrusive rock types occur within the limits of the mineralization and are both of probable intermediate composition. Both intrusive unit types occur above and below the T2 fault but in quite different styles. Above the T2 fault, the intrusives occur as steep (60°- 70°) southwest dipping, southeast trending thin bodies that clearly cut across the folded sedimentary units. Below the T2 fault and above the F30 faults, towards the M7 and Pubugou areas, diorites are volumetrically greater than above T2 fault. They occur as multiple sheeted, near horizontal sills.

Throughout JLG, common tight and isoclinal folds plunge dominantly to the south at between 20º and 30º. The tight folding has only been recorded above T2 fault. Most faults within the Jinlonggou are broadly contemporaneous. Fault patterns can be subdivided into two dominant families: northeast sinistral faults parallel to primary layering (average orientation: 87º southeast 019º) and northwest dextral faults (average orientation: 74º southwest 160º). The former occur on the northern and western parts of JLT whereas the latter are developed throughout the property. The T2 fault, exposed throughout many of the drives and crosscuts of adit PD2, is oriented approximately 15º northwest 060º. This structure, together with at least two major flat dipping splays, is sub parallel and may be related to fault F30 (25º - 45º northwest 045º). Both thrust faults bound the upper and lower limits of the sub-horizontal package of diorites.

Two host environments exist for gold mineralization at Jinlonggou, relative to the T2 fault: upper, moderately to steeply dipping, bedding plane parallel, phyllite hosted mineralization; and lower, gently dipping diorite and phyllite hosted mineralization. The 160º trending dextral faults are interpreted to represent feeder zones to the gold mineralization. The JLG gold mineralization defines a bowl shape volume having about a 500-meter diameter and extending up to 240 meters below surface.

QLT mineralization is confined to a 50-60º east-dipping zone comprising a calcareous sandstone interlayer between two marble units. The zone is typically 5 to 10 meters wide, to a maximum of 14 meters and is oriented approximately parallel to the close to north south oriented layering. QLT mineralization has been defined 600 meters along strike and up to 300 meters down dip.

Gold is hosted within the pyrite and arsenopyrite crystals. Minor amounts occur within quartz grains enclosed in pyrite. A strong relationship exists between gold and fine grained sulphide minerals.

Current Exploration

Prior to Eldorado acquiring Tanjianshan in 2005, field work and mining operations were restricted to the period from April to October. Mining and processing operations were on a care and maintenance basis from November to March inclusive. In 2005/2006, we continued our field work and mine construction activities throughout the winter months.

In 2005, exploration at Tanjianshan consisted of 68 core holes totalling 9,378 meters. Exploration was successful and extended the JLG mineralization to the east into the M7 and Pubugou area. Outside of these deposits, we also drilled an additional 2,186 meters as part of a regional exploration program that included mapping and trenching.

The 2006 program conducted infill drilling at both the QLT and JLG deposits, along with reconnaissance exploration of targets located between the two main deposits.  At JLG, 44 holes were drilled for 5,923 meters, designed to upgrade the inferred resource into measured and indicated. At QLT, 39 holes were drilled for 3085 meters, both to upgrade inferred resources and to sterilize an area to the west of the pit for waste rock disposal.  Regional exploration focused on two areas between JLG and QLT and one area north of QLT. This work consisted of geologic mapping, rock chip sampling, induced polarization geophysics and drilling six diamond drill holes.

In 2007, exploration at TJS consisted of near-deposit and regional targets. Our near-deposit targets included JLG North and XJG at the JLG deposit, and QLT South and QLT Deep around the QLT deposit. TJS regional targets consisted of QLT Far South, Wandonggou (WDG) and Huanglvgou (HLG) – Longbaigou (LBG). We augmented our mapping and trenching programs on these targets with diamond drilling, completing 19,800 meters in 146 holes in 2007. We also drilled 10 reverse circulation holes totalling 925 meters.

In 2008 exploration work on our TJS licenses concentrated on the XJG prospect, the QLT area and the Dushugou (“DSG”) prospect.  Primary targets were for JLG style, structurally controlled, phyllite hosted high grade gold mineralization at JLG and DSG, and QLT-style calcareous sandstone hosted high grade gold mineralization at QLT.  We drilled 18,387 meters in 84 drill holes, with the majority drilled at XJG and QLT.

The XJG prospect, located immediately east of our JLG deposit, was shown to be related to JLG through folding.  XJG lies on the south limb of an open antiformal fold and JLG occupies the north limb.  Gold mineralization is hosted in carbonaceous phyllites intruded by numerous barren felsic intrusive dikes.  The mineralization, similar in style and grade to JLG sediment hosted mineralization, consists of lenses displaying high aspect ratios and steep southerly dips.  Drilling was able to define two main areas with sufficient continuity to permit the estimation of inferred mineral resources.  Most of the identified mineralization lies more than 100 meters below surface.  Limited work testing the southward extension of the zone is planned for 2009

Programs in and around our mined out QLT open pit deposit focussed on evaluating the host zone to our original QLT deposit below the open pit floor and to the south.   Geological mapping programs showed that the generally north-south trending zone is traceable for a number of kilometres south of the mined deposit before disappearing under cover of alluvial gravels.  Drilling to the south failed to build on the positive intercepts of the 2007 campaign.  Structural complexity (faulting and folding) is likely the cause and all existing data will be re-evaluated in 2009 to assess future potential here.  We also plan to evaluate the QLT trend southward under the gravel cover in 2009.

Deep drilling programs testing the depth extents of the QLT main deposit demonstrated that the mineralized horizon does not extend at depth at its moderate east dip.  Instead drill tests towards the end of the year showed that the ore horizon experienced a dip change to near vertical.  This new interpretation will be further drill tested in 2009 with the goal being to define a suitably sized resource for future underground mining.

The DSG prospect, located about 5 km north of our JLG deposit, lies in an area of previously untested anomalous geochemical samples along a 2 km long structural zone.  Main units in this zone are sericite altered carbonaceous phyllites and minor intermediate intrusive units.  The area was mapped and drill tested on numerous widely spaced lines.  Geochemically anomalous Au and As zones were defined at the eastern end and will be tested further in 2009.

Data Quality and Verification

Quality control procedures were instigated at the outset of the field program, and routine monitoring remains an essential part of the program. Analysis for gold was done on sawn half core samples using fire assay (AA finish) on a 50 gram charge. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from the site to monitor the quality control of the assay data. In addition, about 10 percent of the samples were re-submitted for duplicate analysis at a second laboratory. These measures provided controls and checks on both accuracy and precision of the analyses.

Aspects of the field work such as survey and bulk density determinations were also checked. These were conducted by repeat measurements using different operators or different methods.

Historic data (pre-2004 and comprising about 30 percent of all data) was validated for use in mineral resource estimation. These data were validated by re-sampling underground adits and crosscuts, re-assaying drill core sample pulp material, reviewing collar and down hole survey data, and comparing database entries to source material (where available).

In summary, the quality control programs and validation work demonstrated that the assay data were sufficiently accurate and precise, and that the database is sufficiently free of error to support mineral resource estimation of the JLG and QLT deposits.

Previous Exploration

Afcan drill core data currently supports around 60 percent of the Tanjianshan mineral resource. The remaining 40 percent relies on older data from campaigns conducted by previous owners. A comprehensive validation program, under the supervision of DevMin, was executed on this data. Devmin concluded that this data is of sufficient quality to be included for use to estimate mineral resources at Tanjianshan.

The earliest exploration work in the area was in the late 1950s when Qinghai No. 5 Exploration Brigade explored for petroleum. No work was recorded during the 1960s. Comprehensive reconnaissance, prospect investigation and regional surveys started in the early 1970s with work undertaken mainly by Qinghai No. 5 and No. 6 Exploration Brigades. During this period, a number of mineral prospects were discovered, including copper at Yixianshan, a pyrrhotite-pyrite prospect at Huanglushan, pyrite at QLT and limonite at Tanjianshan.

Lode gold in the area was discovered in the late 1970s by the Qinghai No. 5 Exploration Brigade Geology Team at Zhishigou, and this discovery intensified gold exploration work along the Chaidamu Northern Margin tectonic zone.

Gold was initially discovered at JLG during the course of uranium exploration in 1989 by Q1, following which limited mining of both that deposit and QLT was completed. At JLG, the Q1 team generated exploration data in 29 surface drilled core holes; completed underground development on three levels and accompanying raises and sub-levels; and conducted extensive surface sampling in trenches, shallow pits or shafts on section lines 30 meters apart.

From April to November 2003, Afcan conducted data review, data validation, geological mapping, underground and surface sampling and core drilling.

In 2004, Afcan undertook additional drilling programs at both JLG and QLT.

Previous Production

In 1992, a production team from Q1 began mining and processing the near surface oxide ore by heap leaching, and starting in 1995, primary material was mined from underground. This material was processed by roasting a float sulphide concentrate followed by a CIL circuit. Gold recovery by this method is estimated to have been around 82 percent. Heap leach recovery is estimated to have been 48 percent.

The mining at JLG was from underground workings that included development on three levels (adits PD1 and PD4 at 3,408 mRL; adit PD2 at 3,378 mRL; and adit PD3 at 3,442 mRL) and accompanying cross-cuts, rises, sub-levels and open stopes. These workings, which total more than four kilometers, lie within the currently defined limits of the gold mineralization.

The majority of the mined material was processed by heap leaching. The sites or pads (now inactive) are numerous but small, and are located in adjacent valleys north and east of the workings. Material on these pads is planned to be re-processed through our mill.

Waste rock generated by this past mining lies in small piles adjacent to each adit entrance. Some of it was used for construction purposes, and the remainder will either be used for ongoing construction or re-processed through our mill during mining.

The following table summarizes production at JLG since the start of operations in 1992. After signing the CJV in 2002, JLG ceased operations.

Jinlonggou Mine – Past Production

Year	Heap Leach Production		Primary Production		Total Production
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t/Au)	oz
1992	15,045	7.27			15,045	7.27	3,517
1993	23,920	8.60			23,920	8.60	6,614
1994	42,279	7.13			42,279	7.13	9,692
1995	52,724	6.05	3,027	8.01	55,751	6.16	11,035
1996	52,128	6.38	5,191	8.40	57,319	6.56	12,095
1997	34,800	6.41	4,593	7.99	39,393	6.59	8,352
1998	38,283	7.54	3,899	14.32	42,182	8.17	11,076
1999	38,028	5.62	16,856	8.15	54,884	6.40	11,288
2000	36,610	5.64	21,062	8.63	57,672	6.73	12,482
2001	33,245	7.19	23,133	7.25	56,378	7.21	13,077
2002	26,088	4.82	28,404	7.92	54,492	6.44	11,275
Total	393,154	6.52	106,166	8.22	499,321	6.88	110,503

At QLT, Q1’s exploration program included excavating 143 surface trenches and 14 core holes. Approximately 100,000 tonnes at 10 g/t Au of oxide ore was mined over a period of four years.

Development and Operations

All ore and waste are currently mined via conventional, open pit mining methods and using a mining contractor. The operation uses selective mining techniques to separate ore and waste. Waste dumps are located adjacent to the existing pits.

The treatment plant flowsheet is based on material being fed into a ROM bin and through a single stage crushing circuit to a mill feed bin/stockpile. This bin/stockpile is then fed through a single stage SAG mill and a classification circuit. QLT material is then fed through a conventional CIL circuit and then the tailings are floated with the sulphide material removed for subsequent treatment.

JLG material is treated based on the sulphide content. If the sulphide level is low, the material is also treated through a conventional CIL circuit. If the sulphide level is sufficiently high, the material is fed through a flotation circuit and then dewatered. The QLT and JLG flotation concentrate are then blended for an optimal sulphur grade before being fed to the two-stage roasting circuit.

The solid product from the roaster then passes through a regrind mill to break down agglomerates and is then leached in a CIL circuit. The roaster off-gas passes through a cooling/cleaning circuit, an arsenic recovery circuit and an acid plant.  The recovered sulphuric acid and arsenic trioxide are sold.

For high sulphide JLG ore, if the remaining gold grade is high enough, the flotation tails can be leached through the CIL circuit.

The gold loaded carbon is then removed from both CIL circuits for gold recovery by Zadra methods, and electrowinning.  Gold doré is produced at site.

Test work indicates that expected gold recoveries for Tanjianshan deposits, based on the selected treatment route, will range from 82 percent to 93 percent. The Aolao River is the primary source of raw water, which is pumped to a tank located close to the plant and used to supply water to the plant and the process water tank. Potable water is supplied to the plant and camp sites from the raw water system through a water treatment system.

Annual electrical power requirements for Tanjianshan are estimated to be approximately 8,000 kilowatts. The power line from Xitieshan provides sufficient electrical power to meet these requirements and will also cover any increase in power demand in case of expansion.

A tailings management facility (“TMF”) can be described as a “hill side tailings impoundment.” The TMF has a maximum height of about 40 meters and uses the downstream construction method to minimize risks associated with the TMF. The TMF has been designed as a ‘nil discharge’ facility with all free water returned to the treatment plant during operation. The tailings impound is located approximately one kilometer downstream from the plant site. The tailings dam has been lined with HDPE to ensure that there is minimal risk of spills or leakage.

Personnel

At the end of 2008, QDML had a workforce of 661 people at TJS.

Construction

Construction began on Phase 1 in April 2005 and was completed in December 2006. Capital costs were $48.2 million. Construction of Phase 2 began in June 2007 with commissioning expected early in 2009. Expected capital costs for Phase 2, which includes the two-stage roaster, off-gas conversion to sulphuric acid and arsenic recovery, are $US 49.4 million.

Production

The first gold pour occurred on December 2, 2006. Commercial production began February 1, 2007.    TJS received its Gold Mining Certificate from the National Development and Reform Commission (NDRC) in March 2007.  The Gold Mining Certificate certifies QDML an official gold producer under the Laws of the PRC. The Certificate is the first one granted to a North American gold producer with operations in China.

A mine production rate of 0.8 million tonnes per year (“mtpa”) of ore is projected for TJS LOM. The average daily production rate for ore is expected to be 2,300 tpd.  Total quantities of ore and waste are projected to be 61.5 million tonnes LOM.  A gold recovery of 82.4 percent is projected for the combined sulphide and oxide ore.

The ore requires a crush size of 80 percent passing 150 mm.  The crushed ore is then ground in a SAG mill to 80 percent passing 75 micron.  For oxide ore, the ground ore slurry is leached first with cyanide and then floated to recover the gold bearing sulphides.  For sulphide ore, the ground ore slurry is floated first, followed by cyanide leach of the flotation tail.  Flotation concentrates recovered from both ore types are roasted and then leached with cyanide.  The final mine product is gold doré bar.

Approximately 860,000 tonnes of ore were milled in the twelve months ended December 2008 at an average grade of 5.31 g/t, resulting in 118,468 ounces of gold produced at an average cash operating cost of $261 per ounce.

Capital expenditures for 2008 were $40.5 million. The major component of the capital spending was the planned Phase 2 construction program, which includes a roaster facility to treat sulphide ore from the newly opened JLG pit as well as tailings dam expansion work.

In 2008, TJS made the transition to contractor mining to lower overall unit mining costs.  During the year, the contractor delivered the cost savings and peformed to expectations.

Tanjianshan Reports

Tanjianshan is the subject of the following technical reports: “Tanjianshan Gold Project, China, Technical Report” (dated September 2005, revised January 30, 2006 and effective September 2005, prepared for Eldorado in part by RSG Global and in part by the Company); and “Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report” (dated April 2004 and prepared for Afcan by RSG Global).  The Tanjianshan Reports are available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context.

Exploration

The focus in China for exploration has been the TJS claim block in Qinhai Province.  In addition, limited regional exploration and property evaluations are carried out from the Beijing office.  The 2009 exploration budget for China is $4.4 million.

Brazil

Brazil

- Vila Nova Iron Ore
- Tocantinzinho Gold

Vila Nova
Tocantinzinho
BRAZIL

Vila Nova Iron Ore Project

Project Description

The project is located in the southern Amapá State, Brazil.  This open pit mine will operate for approximately nine years and produce lump ore and sinter feed products for shipping out of Santana Port. This operation will require the building of a crushing, screening and separation plant and also screening and handling facilities at Santana Port.  The Santana Port is operated by the Santana Port Authority and is located on the North bank of the Amazon River, in the town of Santana, approximately 18 km upstream from the city of Macapa, the capital of the State of Amapa.

Ownership Interest

We have a 75% ownership interest in the Vila Nova Iron Ore Project with our joint venture partner DSI controlling 25%.

Location, Climate and Access

Vila Nova is located 175 km west of Macapa, the capital of the Amapa State in northeastern Brazil.  The site topography comprises mostly flat platforms delimited by small slopes and with dense plant vegetation throughout the area.  The nearby Vila Nova River, which flows through the property, is the main drainage in the province and will be used for water supply.

The climate is that of a tropical rainforest with a rainy season in which 85% of the precipitation generally occurs and a dry season.  Annual rainfall is 2,300 mm and relative humidity is 95%.  The annual temperature ranges from 23° C to 35° C.

The Vila Nova project holds the mining rights granted by the Brazilian National Production Department (“DNPM”) (ref. Process #850.048/80) and declared in Mining Concession #145-91 published in the Federal Gazette (Diário Oficial da União) on 18/07/1991, and amended on 31/05/2007.  The said rights belong to Mineracao Amapari SA, a wholly owned subsidiary of DSI.  The total area of the mining rights is 4,254 ha of which 1,475 ha covers the Vila Nova project and is 75% controlled by Eldorado.

The Vila Nova project site infrastructure will consist of those facilities necessary to support the mining, benefaction and transportation requirements.  Infrastructure improvements will be required at the mine site and also at the Santana Port.  The Vila Nova project additions will include maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a gravity separation system and a tailings dam.

The tailings dam will be constructed of compacted earth from areas near the dam.  Construction will be in two phases: phase 1 to be sufficient until Year 4 production and a phase 2 will raise the crest of the dam to allow containment of all tailings generated during the remainder of the nine year mine life.

Acquisition

In 2005 we signed an agreement whereby we had an option (the “Option”) to acquire 50 percent of the Vila Nova Iron Ore project from DSI by spending $0.2 million on exploration expenditures and $0.2 million in option payments over two years (2005-2006). Once exercised we would be committed to fully fund the first $8.0 million of project capital, and then 50 percent of the capital requirements beyond this $8.0 million. We exercised the Option at the end of 2006.

During 2007, we renegotiated the terms of the 50/50 JV Agreement with DSI.  As a result Eldorado now owns 75% of the Vila Nova project with the balance of 25% owned by DSI.  In exchange for its increase in the ownership of Vila Nova, Eldorado has agreed to pay $2.8 million to DSI and finance up to Brazilian Reals 57 million of the preproduction capital expenditures of the Vila Nova project. Preproduction costs in excess of the Brazilian Reals 57 million threshold will be financed by the parties to the level of their respective shared ownership of the projects on a 75-25% basis.

Geology and Mineralization

The Vila Nova iron ore deposit is a 10 to 40 meter thick, steeply dipping outcropping hematite body that trends approximately north-south with a narrower fold limb extending to the northwest. The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

An inferred mineral resource of 8.7 million tonnes was estimated with an iron content of 61.5 percent at the Vila Nova project. The inferred mineral resource was based on 19 diamond drill holes located on section lines 100 meters to 200 meters apart over a strike length of 1,400 meters.

Data Quality and Verification

Prior to modelling, the Vila Nova database was verified by Eldorado against source data.  These checks were conducted on assay, collar coordinate and down hole survey data.  No significant discrepancies were observed.  As a result, the mineral resource database is deemed sufficiently free of error to be adequate for resource estimation.

We implemented and monitored two types of duplicate data for our quality control:  regularly submitted coarse reject duplicates and submissions to a second laboratory.  Results show good reproducibility and no bias in the assay process.

History

The existence of the high grade iron deposit at Santa Maria do Vila Nova has been known for at least six decades.

In 1948, Ackermann, a geologist who had been retained by the Federal Territory of Amapá at that time, published a paper on the mineral resources of the area, with emphasis on the Santa Maria iron ore. Between 1946 and 1947, Hanna Exploration Co., a North American company, which had been hired by the government of the territory, carried out rotary drilling in the Santa Maria area, focusing on iron ore.

In 1983, a stretch of land approximately 4300 m long (and a few hundred meters across), trending N60W (2600 meters) and extending towards N10E (1700 meters), was mapped by the company Mineração Amapari SA, which applied for a claim on the area at the DNPM (Brazilian National Production Department).

Between January 1983 and July 1987 Mineração Amapari SA, conducted gold and iron exploration activities and utilized the data produced by the Hanna drilling, which totalled 1,662 meters, featuring a low recovery. The company was granted the mining rights.

São Bento Mineração SA entered into an agreement with Mineração Amapari SA in 2005 to evaluate the Vila Nova iron ore deposit.   Subsequent work entailed topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing, review of mineral resources and reserves.

Development Activities

In 2006, we completed a Prefeasibility Study (the “Study”) and prepared permit and license applications to support construction and mining. The Study was managed and prepared by Roberta Costa Engenharia Ltda. of Belo Horizonte, Brazil. It was based on an expanded mineral resource for the project. This new mineral resource included the results of an additional nine drill holes and extensive metallurgical testwork. The new data allowed most of the project’s mineral resources to be classified as measured and indicated mineral resources.

The 2006 Study used a conservative case for iron ore prices. An average of $40 per tonne of product was used to generate the economic pit shell. The economic analysis in the Study used $55 per tonne of product, approximately equal to 2006 prices. Eighty-seven percent of ROM ore will be recovered and sold as lump ore and sinter fines following crushing, screening and concentration at the minesite. Operating cash flow was estimated at $109.1 million yielding a pre-tax NPV (0 percent discount) estimate of $91.7 million. The mine life was estimated to be five years. Sufficient mine engineering and metallurgical test work has been completed to allow declaration of Proven and Probable mineral reserves. Eldorado received expressions of interest from third parties to purchase future production and negotiated access to the local railroad and port facilities. The project received all necessary permits required for construction, and the deforestation and mining licenses were granted during the first half of 2007. According to the Study the expected construction period will be approximately one year.

In 2007, we updated the Study.  The updated Study was managed and prepared by Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil.  The block model was updated by Eldorado during the second quarter of 2007 incorporating data from additional drilling.  In the prior 2006 pre-feasibility study conservative 2005 ore prices were used for the pit optimization.  In the updated Study we used 2006 level prices averaging $54 per tonne of finished product FOB Santana Port, approximately 9.5 percent below the 2007 level.

In February 2008 we announced the signing of a non-binding Memorandum of Understanding (“MOU”) with BHP Billiton regarding the future sale of iron ore from Vila Nova.  Changes in the market conditions brought about by world global economic crisis has reopened negotiations with BHP Billiton on the supply agreement.  In addition this has prompted the company to explore other marketing opportunities.

Vila Nova is presently forecasted to have a LOM of 9 years and is expected to produce approximately 900,000 dry metric tonnes of lump ore and sinter fines per year.  All permits required to initiate construction have been obtained and plant construction has been initiated.  Pre-production mining activity commenced in the fourth quarter of 2008.  Shipping of ore to the port will now be dependent on successfully completing negotiations on the sales contract and agreement on specific terms for rail transportation of the ore to Santana Port.   The project financial model presented previously will be updated following settlement of the above contracts.

Construction

Detailed engineering and procurement of equipment for the process and materials handling equipment needed for the mine site has been completed.  Construction of the plant equipment and infrastructure was completed in Q1 2009.  Commissioning of the plant will take place in Q2 2009.  Completion of the material handling equipment for the rail head, and Santana port will follow agreements on the final sales contract.

Projected Production

Vila Nova will be a standard open pit mine operation.  Mining will be done with hydraulic excavators and highway-type haul trucks with conventional rock boxes.  Drilling and blasting will be required in certain areas.

A mine production rate of 900,000 tonnes of iron ore per year has been set for the life of mine operations at Vila Nova.

Permitting

Work on the Vila Nova Iron Ore project is governed by numerous permits and licenses issued by two Brazilian agencies:  Environmental Agency of Amapá State (SEMA) and the DNPM.   All permits required to initiate construction have been obtained.

Personnel

The project will employ approximately 350 people at maximum production, with the majority of workers drawn from the local region.

Royalties

A royalty of 2.0% on revenues will be payable to the Brazilian government.

Taxes

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the Project will be eligible for a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above.

Vila Nova Reports

Vila Nova is the subject of the following technical reports: “Vila Nova Iron Ore Project, Technical Report” (dated July 2007), prepared for Eldorado in part by Roberto Costa, Roberto Costa Engeharia Ltda. and in part by the Company. The Vila Nova Report is available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context.

Vila Nova Gold

Under a joint venture agreement dated April 7, 2005 with DSI Consult & Mineracao Amapari (“DSI”) the Company acquired an option to earn 84 percent interest in the Vila Nova gold project in Amapa State by making staged property payments totalling $5.2 million over three years (2005-2007). In 2005, we drilled nine diamond drill holes (764 meters) beneath garimpero workings, and we conducted detailed mapping and sampling of those workings. Field crews also completed a soil sampling survey on the extensions of the main trend of mineralization. An airborne geophysical survey was undertaken to provide regional drill targets identified through earlier mapping and surface channel sampling. Two target types emerged from this preliminary work: widespread, lower-grade gold envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high-grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area. Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by BIF, similar to the host rock at São Bento.

In 2006, work consisted of diamond drilling, surface sampling, soil geochemical sampling and ground geophysical surveys. Drilling totalled 6,920 meters in 50 drill holes and tested ground below and between existing garimpero workings. In the rock-exposed southern region of the project, we conducted soil geochemical and IP geophysical surveys on 200 to 400 meter spaced lines. The results of these surveys guided our selection of drill targets in the area.

Two target types emerged from this work: widespread, lower grade gold mineralized zones (0.5 to 2.0 g/t gold) in altered zones associated with iron formation units; and narrow, structurally controlled and discontinuous higher grade gold-bearing intervals within the iron formation units. Structural evaluation of the project towards the end of 2006 found that although the Vila Nova gold mineralization occupies a north-south high strain corridor, there is an absence of higher grade zones normally expected in such geologic environments. This may indicate that the Vila Nova hydrothermal system explored thus far is either too weak or dispersed over a large volume of rock. On January 30, 2007 the joint venture agreement was terminated.

Vila Nova Reconnaissance

We hold a 100 percent interest in exploration licenses totalling 152,000 hectares surrounding the former Vila Nova gold project ground. This land is prospective resulting from the mineralized trends identified in the Vila Nova project extending onto them. A review of existing regional airborne geophysical data has defined numerous targets along regional structural lineaments. In 2007, grassroots evaluation of these targets was undertaken. Work largely consisted of soil and stream silt geochemical sampling.  No geochemical or geologic anomalies were found.  We have discontinued our efforts in this region.

Exploration

In 2009, exploration in Brazil will consist of general reconnaissance work in Para state and the Tocantinzinho Project (see “Associated Projects”).  The total 2009 exploration and development budget for Brazil is $6.2 million.

General Reconnaissance

A regional reconnaissance program was planned and executed in the Carajas and Tapajos regions of Para state.  We focused on lands displaying potential for precious metals that were open or in public tender, or likely to become open or enter in public tender.  Identified areas were prospected and geochemically sampled.   By year end we entered 12 claims into the public tender process.  Successfully tendered claims will receive more detailed mapping and sampling programs in 2009.

Associated Projects

Piaba Project, Maranhão State

Effective January 31, 2007, we sold our  50 percent share ownership of Aurizona Goldfields Limited, which holds the Piaba Project, together with all rights and obligations, to Luna Gold Corp. (“Luna"). On closing, Eldorado received US$0.5 million and 3 million shares of Luna. Under the agreement, Luna will make additional payments of US$1.0 million on the first anniversary of the closing, US$1.5 million on the second anniversary of the closing and US$1.0 million on the first, second and third anniversary of the commencement of commercial production.  We have received the first payment of $US1 million.

Effective December 30, 2008 Eldorado signed an Amendment to the Purchase Agreement with Luna Gold Corp. which granted a one year deferral on the anniversary payment of $1.5 million due January 31, 2009 to January 31, 2010.

Luziânia Project, Goias State

We have transferred our interest in the Luziânia project to our joint venture partner. We retain a 5 percent royalty interest.

Tocantinzinho (Brazauro Resources Joint Venture)

On July 8, 2008, Eldorado entered into an option agreement with Brazauro Resources Corporation (“Brazauro”) under which Eldorado can acquire from Brazauro a 60% to 75% interest in the Tocantinzinho Project in Brazil in return for purchasing Brazauro securities (“units”), undertaking $9.5 million of exploration and development expenditures and paying Brazauro $90.0 million plus a production decision fee of up to $10.0 million. On July 24, 2008, Eldorado subscribed for 8,800,000 units of Brazauro at a price of C$0.95 per unit. Each unit includes one common share of Brazauro and one warrant. Each warrant will entitle the holder to acquire one-half of one common share of Brazauro at a price of C$1.30 per share for a period of 18 months.

Our 2008 work commitments on this JV project comprised diamond drilling and camp upgrading.  We took over as project operator in September and drilled 3520 meters in 11 drill holes by year end.  The gold mineralization occurs in a hydrothermally altered felsic intrusive phase along the margins of a larger granitic body.  Two phases of gold mineralization are present:  a strongly quartz+sulphide veined high grade gold zone (greater than 5.0 g/t) and a larger enveloping zone of lower grade gold mineralization (0.5 to 2.0 g/t).  Focus of the program was twofold:  infill drilling between existing drill fences to upgrade inferred resources and to test down plunge and lateral extents of this gold deposit.  Returned assays are confirming the extent and grades of the gold mineralization in areas previously classified as inferred resources.  Mineralization is still open to depth in the south portion of the deposit.  Drill testing will continue in 2009.

Acquisitions and Dispositions

São Bento

The São Bento Mine ceased mining operations on January 20, 2007.  During its 20-year life 1.8 million ounces of gold were produced at São Bento.  Sales from São Bento totalled 10,641 ounces of gold at an average price of $649 per ounce while production cash costs averaged $208 per ounce.

In 2008 Eldorado entered into a letter agreement (the “Agreement”) with AngloGold Ashanti (“AngloGold”) for the sale of all the shares of São Bento Gold Limited (“SBGL”) together with its wholly owned subsidiary São Bento Mineracao S.A. which in turn holds all the assets and liabilities of the São Bento Mine.  Sao Bento ceased ore production in January 2007, at which time SBM’s process plant and facilities were placed on care and maintenance and reclamation activities began.

Under the terms of the Agreement, AngloGold acquired all the shares in SBGL for a total consideration of US$70 million, settled by the issuance of shares in AngloGold freely tradable on the New York Stock Exchange in the form of American Depositary Shares of AngloGold.  Certain pieces of underground mining equipment transferred to Eldorado’s Efemçukuru Project in Turkey and its Vila Nova Iron Ore Project in Brazil were excluded from this transaction.  Eldorado also retained a group of approximately 20 senior management and exploration team members in Brazil.  As a term of the Agreement, Eldorado was provided with a right of first refusal on any future disposition by AngloGold of São Bento or AngloGold’s adjacent Corrego do Sitio Gold Project for a period of three years.

On December 15, 2008, we completed the sale of SGBL, which indirectly holds the São Bento Mine in Brazil, to AngloGold for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold resulting in a gain on the sale of $72.5 million.  The transaction has received all necessary regulatory approvals in Brazil and the Republic of South Africa.   As of December 31, 2008 we had sold 1,566,500 AngloGold shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain of $1.1 million over the cost of the shares.  The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and are considered marketable securities.  The shares generated an unrealized gain of $2.0 million when marked to the market price at year end.  All the remaining AngloGold shares were sold in January 2009.

REGIONAL REVIEW

Greece

Acquisition of Frontier Pacific Mining Corporation

In 2008, the Company completed the acquisition of Frontier Pacific Mining Corporation (“Frontier”) and as a result the Company acquired a 100% interest in the Perama Hill Project. Under the terms of the agreement, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive, for an additional consideration, an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health) accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding Frontier’s Perama Hill Project.

Eldorado issued 20,339,334 common shares and paid an aggregate of $16,000 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as we believe it is highly unlikely that the condition for their exchange into Eldorado shares will be met.

The Business Acquisition Report regarding our acquisition of Frontier dated September 15, 2008 was filed on SEDAR and is available at www.sedar.com.

Perama Hill Project

Property Description

Perama Hill is located in the eastern Thrace region of northern Greece, and is our primary development project in Greece.  The Property consists of two Mining Titles (MT) covering an area of 1,897.5 ha, and two Mining Exploration Licenses (MEL) covering an area of 1,762.7 ha. There are also seventeen MEL applications covering an area of 11,531 ha.

Ownership Interest

We own a 100% percent interest in the Perama Hill Project through our Greek subsidiary, Thracean Gold Mining S.A. (“TGM”).

Location, Climate and Access

The Perama Hill gold deposit is located 30 kilometers northwest of the city of Alexandroupolis and 20 kilometers south of the town of Sapes in the eastern Thrace region of northern Greece. Access to the property is via a paved road from Alexandroupolis to the town of Perama and then on a dirt road for approximately 1 km.

The deposit is situated in hilly terrain 5 km north of the Aegean Sea and is sparsely vegetated with small oak trees and Mediterranean thorn and scrub bushes. In this part of Greece summers are hot and dry and winters are mild and wet. The average monthly temperature is 30˚C from June to August and generally from 5 to 15 ˚C from December to February, the coldest months.

Geology and Mineralization

Perama Hill is considered to be a stratabound, sediment hosted deposit of Eocene to Oligocene age located at a structural intersection along the eastern edge of a large graben. The deposit is hosted by a felsic volcanic sandstone overlying a package of andesitic volcanic breccias.

The deposit extends 750 meters in a north-south direction and up to 300 meters east-west. Thickness varies from 15 to 20 meters on the flanks to over 120 meters at the center of the deposit. The gold mineralization has been deposited by structurally controlled feeders in the andesite which disseminated into the sandstone, which hosts 80 percent of the gold. Mineralogic studies indicate that the gold mineralization is fine grained (less than 2 microns) and evenly distributed throughout the deposit.

Data Verification

The data for the Perama Hill Project were verified by Roscoe Postle Associates Inc. (“RPA”) as part of their report “Report on Perama Hill Gold Deposit Mineral Resource Estimate” January 27, 2004. The verification was carried out using several different methods to validate the drill hole database, and it was RPA’s opinion that the database is valid and suitable for supporting resource estimation work.

Previous Exploration

The general area of the Perama Hill Deposit was recognized as having epithermal gold potential in 1994 based on a regional geochemical survey. The “discovery outcrop” was sampled in 1995 and a channel sample across the stockwork zone yielded 1.88 g/t over a length of 48 meters.

Reverse circulation and diamond drilling programs were conducted starting in 1996 and continued until 1998. These drilling programs also included sterilization and geotechnical holes. The last major phase of drilling was completed in September 1998, and the total drilling completed on the project is 212 holes

(18,208 meters) for resource evaluation and 33 holes (1,244 meters) for geotechnical and sterilization purposes.

The procedures used to log and sample diamond and reverse circulation holes were according to industry accepted standards, and split core and reverse circulation chips have been retained and stored by TGM. A quality control\quality assurance designed by a third party consultant was implemented at the start of the core drilling in 1997, and involved the insertion of blank and standards into the sample stream, as well as running duplicate samples and cross-checks. RPA has reviewed the QA\QC program has concluded that it meets industry standards and the assays are suitable for resource estimation.

No exploration has been conducted on the property since 1998.

Development Activities

Kvaerner completed a feasibility study in 2000 which envisioned an open pit mine followed by conventional CIL treatment of the ore. Kvaener updated the capital and operating cost estimates in May 2003.

In 2008 Frontier Pacific commissioned Scott Wilson Inc to do an update of the operating and capital costs for Perama Hill. After Eldorado acquired Frontier Pacific this study was put on hold pending advancement of the permitting process.

Construction

There have been no construction activities at the Perama Hill Project.

Permitting

The approval process is initiated by the submission of an Environmental Impact Study (“EIS”) to the Ministry of Environment (“MOE”), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the EIS and also coordinates input from the Ministries of Agriculture, Culture, Development, and Health. There is also a public consultation process that involves a series of public meetings.

In parallel with the EIS process the MOE establishes, in consultation with the proponent, the Environmental Terms of Reference (“ETR”), which defines the environmental criteria under which the mine will operate. Once the EIS has been reviewed and the ETR finalized, the MOE approves the EIS. The final step is the approval of the EIS by the five ministries involved.

TGM submitted the EIS for the Project in October 2000. The required public consultations were completed and until mid-2008 TGM was waiting for approval of the EIS. In a separate action, a lawsuit was brought against the project challenging the zoning of the project. The Athens Supreme Administrative Court ruled in favour of the plaintiff in this case which effectively rendered the submitted EIS null and void. It is Eldorado’s intention to resubmit the EIS in 2009 and to restart the permitting process under its direction.

Personnel

The project will employ approximately 200 people at maximum production, with the majority of workers drawn from the local region. Supplies and services will be accessed largely from the city of Alexandroupolis.

Perama Reports

Perama is the subject of the following technical reports: “Report on Perama Hill Gold Deposit Mineral Resource Estimate (dated January 27, 2004 and revised May 13, 2004), prepared by Roscoe Postle Associates Inc. The Perama Report is available at www.sedar.com under Frontier Pacific Mining Corporation, and should be reviewed to put the preceding discussion in context.

Litigation

In 2000 Petitions for Annulment of the Pre-Approval Act (the “Act”), responsible for establishing the environmental impact study framework, were filed against the MOE for Perama Hill.   On August 18, 2008 the 5th Session of the Conseil d’Etat (the “CDE”) held the challenged Act as illegal, accepted the petition for annulment and invalidated the Act, thereby invalidating the submission of the Perama Hill environmental impact study.  The decisions of the CDE are definitive and final.  The Company plans to submit a new submission for application of the Perama Hill Environmental Terms of Reference under the amended Pre-Approval Act.

FINANCE

The following provides an overview of our financing activities over the past three completed financial years.

In April 2005, HSBC authorized advances of up to $65 million to Tüprag under the terms of a term revolving Credit Facility due February 28, 2010. As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date each tranche is drawn down.  As at December 31, 2007, the Company has drawn $55 million in six tranches at a weighted average interest rate of 5.52%. Each tranche typically has a maturity of approximately 13 months. The Credit Facility is renewable at the Company’s option for the term of the loan. As at December 31, 2008 the Company has repaid all amounts previously drawn on the Credit Facility.

At December 31, 2008, $65 million remained available under the revolving Credit Facility.

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tüprag with funds of an equal amount deposited on account with HSBC.

On August 25, 2005, Eldorado made a credit facility available to Afcan in the amount of $15.0 million. Loans under the facility had an interest at a rate equal to LIBOR plus 3 percent per annum. Upon the completion of the Transaction, the loan was converted to an inter-company loan. Proceeds of the credit facility were used primarily to fund Tanjianshan obligations of QDML.

On September 13, 2005, as part of the Afcan Acquisition, we secured 2 loans totalling $2.13 million payable to Sino Gold Limited.  The balance of the first loan of $0.7 million was repaid during the fourth quarter of 2005.  The second loan consisted of a $1.75 million interest free loan repayable in equal annual instalments of $0.4 million on December 31 of each year until December 2008, with a final instalment of $0.15 million due December 31, 2009.

On February 7, 2006, we completed our financing of 30,000,000 common shares with a syndicate of underwriters and the underwriter’s over-allotment of 4,500,000 common shares for a total of 34,500,000 common shares at CDN$5.40 per common share for gross proceeds of US$186,300,000. The net proceeds to us were CDN$178,848,000 and the underwriters received a cash commission of CDN$7,452,000.

During 2006 QDML secured working capital loans from the China Construction Bank. Interest on the loans is calculated monthly and payable quarterly.  The loans are collaterized by way of irrevocable letters of credit drawn on HSBC not to exceed $21.25 million in total. The letters of credit had an expiry date of February 17, 2007 that is deemed automatically extendable without amendment for a period of one year unless HSBC provides notice 45 days prior to the expiration date of its intent not to extend the term. The HSBC letters of credit were collaterized by the current portion of restricted cash, which was held by HSBC as restricted cash in a collateral account.  In April 2008, QDML repaid the loan and the HSBC letters of credit were cancelled.

In November 2007, QDML entered into a $15 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility had a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association. Eldorado must maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit had an expiry date of November 8, 2008 and was secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million or in integral multiples of $0.01 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at December 31, 2007, the Company has drawn down $10 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. Each tranche has a maturity of six months.  In November 2008, the Facility was renewed for a second year with the following changes to its original terms.  The interest rate is fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 20% mark up and the security coverage ratio was set at 110% of the amount drawn down. At December 31, 2008, $15 million remained available under the Facility.

On July 2, 2008 the Board of Directors of QDML approved a US$ 3 million dividend distribution to its shareholders.  This resulted in a repatriation of US$2.7 million from our Chinese subsidiary.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London AM price fixing for gold on December 31, 2008 was $865.00 per ounce.

FOREIGN CURRENCY EXPOSURE

All of Eldorado’s revenues from gold sales are denominated in US dollars, while the majority of its operating costs are denominated in the local currencies of the countries in which it operates. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The foreign exchange gains/(losses) realized in the last four financial years are:

December 2008	($176,000)
December 2007	$4,658,000
December 2006	$2,050,000
December 2005	($547,000)

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Valcambi SA in Switzerland and the Istanbul Gold Refinery refines the gold doré production from our Kisladag mine, Turkey to market delivery standards. Metalor, China and HZGS Henan Zhongjin Gold in Henan Province, China began refining Tanjianshan’s gold doré to market delivery standards.

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market and provide adequate cash flow for operations. In 2008, we sold our gold production to bullion dealers on a spot market basis. As of the date of this report, we do not have any gold or currency hedges in place.

Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

CURRENCY AND EXCHANGE RATES

Our revenue is derived primarily from the sale of gold, denominated in US dollars. Our costs are incurred in a variety of currencies, including the Canadian dollar, the Brazilian Real (“Real”), the Turkish Lira (“Lira”), the Euro (“Euro”) and the Chinese Renminbi (“RMB”). Our accounts are maintained in US dollars.

The noon rate of exchange on December 31, 2008, as reported by the Bank of Canada, for converting Canadian dollars into US dollars was Cdn$0.8210 per US$1.00 (Cdn$1.00 equals US$1.2180).

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for converting Canadian dollars into US dollars.

	Year Ended December 31,
	2008	2007	2006	2005
Rate at end of period	0.8210	1.0088	0.8581	0.8577
Average rate for period	0.9381	0.9304	0.8817	0.8254
High for period	1.0289	1.0905	0.9099	0.8690
Low for period	0.7711	0.8437	0.8528	0.7872

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2008, Eldorado and its subsidiaries had hourly workers, contractors and permanent employees worldwide (Brazil: 75, Canada: 30; China: 661, Greece: 8; Turkey: 710). We also engage a number of contractors to work on specific projects. None of our employees belong to a union, except for some of the hourly workers at Kisladag and Tanjianshan. The labour agreement at Kisladag is valid for a 3 year term and due to be renewed December 31, 2009.  We consider our employee relations to be good.

COMPETITION

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations and the market price or value of our securities.

Risks Related to Financial Matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the United States dollar and of other currencies, interest rates, gold sales by central banks and international institutions, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa and China. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Between 2003 and 2008, the price of gold as quoted on the London Bullion Market ranged between a low of $319.90 and a high of $1,011.25 per ounce, based on the P.M. fixing price for gold. The gold price used in the 200 8 mineral resource and mineral reserve estimates for the Kisladag Mine and the TJS Mine was $725 per ounce and for the Efemçukuru Project was $530 per ounce. Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral resources and mineral reserves, in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties, or our profitability and cash flow might be negatively affected.

If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date of this AIF, we have no gold hedges in place, but we may engage in hedging activities in the future. H edging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral resource and mineral reserve estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable mineral reserve figures set forth in this AIF are estimates, and there is no certainty that the indicated levels of gold production will be realized. Mineral reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuations of gold, as well as increased production costs or alteration in recovery rate, may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our mineral reserves or our ability to extract these mineral reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of mineral resources and mineral reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserve and mineral resource figures will be accurate, or that mineral resources or mineral reserves can be mined or processed profitably.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

 Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this document.

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this AIF containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production estimates could have a material adverse effect on our future cash flow, results of operations and financial condition.

Estimates of future production for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change.

We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

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actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

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mining dilution;

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pit wall failures or cave-ins;

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industrial accidents;

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equipment failures;

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natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

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encountering unusual or unexpected geological conditions;

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changes in power costs and potential power shortages;

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shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;

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litigation;

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strikes and other actions by labour at unionized locations; and

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restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities.

These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Fluctuations in the price and availability of energy and other commodities could affect our profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and/or development of our projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and/or development of our projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of our advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

The profitability of our business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, steel, concrete, and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of our development projects. If the costs of certain commodities consumed or otherwise used in connection with our operations and development projects were to increase significantly, and remain at such levels for a substantial period of time, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or the development of some or all of our projects, which could have an adverse impact on our profitability.

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of, our mineral resource projects in Brazil, China, Greece and Turkey may require additional capital. In addition, a positive production decision on our current development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties may depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in United States dollars while a significant portion of our operating expenses are incurred in Canadian dollars, Euro, Lira, Real and RMB. In 2008, we incurred certain reclamation costs at the São Bento Mine in Real and production costs at the Kisladag Mine in Lira and the TJS Mine in RMB, the value of all of which fluctuate and are subject to changes in the respective countries’ political and economic conditions. A portion of our construction costs and operating expenses in 2008 were in Lira and RMB which also have been subject to currency exposure.

We are subject to fluctuations in the rates of currency exchange between United States dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Certain factors outside of our control may affect our ability to support the carrying value of goodwill.

The Company evaluates the carrying value of recorded goodwill to determine whether current events and circumstances indicate such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair value of its reporting units may, over time, result in an impairment change.

Risks related to our business and operations

Regulatory requirements significantly affect our mining operations and may have a material adverse effect on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey. The laws in each of these countries differ significantly and may change. Mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment in which we operate or otherwise, could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.

The majority of our activities and investments are located in foreign countries. Our foreign investments include operations and /or exploration and development projects in Brazil, China, Greece and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and United States laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

For example, the TJS Mine is located in China.  The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment.  Furthermore, the Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth. These measures may have a material adverse effect on the results of our operations.

Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.  Changes in these guidelines may have a material adverse effect on the results of our operations.

In addition, in China, the exporting of gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, most gold producers in China sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price

Furthermore, foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in most of the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licences in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licences will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions, which could lead to a deadlock.

In particular, our interest in the TJS Mine is through a joint venture company established under and governed by the laws of China.  Our joint venture partners in China are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing mineral reserves is a result of a number of factors, including the quality of our management and its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current mineral reserves with new mineral reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including our development at the Efemçukuru Project, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

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estimation of mineral reserves;

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anticipated metallurgical recoveries;

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environmental considerations and permitting;

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future gold prices; and

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anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

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unanticipated changes in grade and tonnage of ore to be mined and processed;

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unanticipated adverse geotechnical conditions;

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incorrect data on which engineering assumptions are made;

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costs of constructing and operating a mine in a specific environment;

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availability of labour;

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availability and costs of processing and refining facilities;

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availability of economic sources of power;

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adequacy of water supply;

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availability of surface tenure on which to locate processing and refining facilities;

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adequate access to the site, including competing land uses (such as agriculture and illegal mining);

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unanticipated transportation costs;

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government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

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fluctuations in gold prices; and

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accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

We need to continually obtain additional mineral reserves for gold production.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. Our ability to maintain or increase our annual production of gold will depend in significant part on our mining operations at the Kisladag Mine and the TJS Mine and our development of the Efemçukuru Project; our ability to expand existing operations through successful exploration; and our ability to develop new projects and undertake acquisitions, all of which will enable us to expand both mineral reserves and production.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

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environmental hazards;

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discharge of pollutants or hazardous chemicals;

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industrial accidents;

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failure of processing and mining equipment;

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labour disputes;

•

supply problems and delays;

•

changes in the regulatory environment;

•

encountering unusual or unexpected geologic formations or other geological or grade problems;

•

unanticipated changes in metallurgical characteristics and gold recovery;

•

encountering unanticipated ground or water conditions;

•

cave-ins, pit wall failures, flooding, rock bursts and fire;

•

periodic interruptions due to inclement or hazardous weather conditions; and

•

other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

Our properties may be subject to environmental hazards

Environmental hazards may exist on our development projects which are currently unknown to us. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and profitability.

We cannot provide assurance that we have been or will be at all times in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well-established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer; Norman S. Pitcher, our Chief Operating Officer; and Earl W. Price, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

Our business depends on good relations with our employees.

We are dependent on our workforce to extract and process minerals. We have programs to recruit and train the necessary manpower for our operations and endeavour to maintain good relations with our workforce in order to minimize the possibility of strikes, lockouts, and other stoppages at our work sites. A prolonged labour disruption at any of our development projects could have a material adverse impact on our operations as a whole.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have investigated title to all of our mineral claims and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties, which, if successful, could impair development and/or operations. We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under the heading “Recent Developments – Turkey” above and under the heading “Development Projects – Turkey Projects” in this AIF, we are also involved in various routine legal and regulatory proceedings. We believe it is unlikely that the final outcome of these legal or regulatory proceedings will have a material adverse effect on our financial condition or results of operations. However, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process and dealings with the regulatory bodies, there can be no assurance that the resolution of any particular legal or regulatory proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

We are subject to risks related to community action.

All industries, including the mining industry, are subject to community actions.  In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities.  These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages.  These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

We are subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede our access to capital or increase the cost of capital.  In 2007 and 2008, the global credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence.  These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for us to obtain, or increase the cost of obtaining, capital and financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities.  As such, we are subject to the risk of loss of its deposits with financial institutions that hold our cash.

Risks related to acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of our key employees or the key employees of any business we acquire;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our Common Shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing potential acquisitions. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Risks Related to Our Common Shares

Further equity issuances may substantially dilute the interests of our shareholder and may have an adverse effect on the market price of our securities.

We may require additional funds to fund our exploration and development programs and potential acquisitions.  If we issuing additional equity securities, such issuances may substantially dilute the interests of our shareholders.

Furthermore, a number of our existing agreements provide for additional issuances of shares that may result in dilution to shareholders.

Issuances of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The Common Shares may experience price and volume fluctuations.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that such fluctuations will not affect the price of our securities.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We have never paid cash dividends on the Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on the Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in the Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding the Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of NYSE AMEX, we have obtained exemptions from NYSE AMEX permitting us to follow the shareholder meeting quorum requirements of our by-laws, which provide that a quorum is met by two persons holding or representing not less than 5 percent of the outstanding voting shares (as compared to 33 1/3 percent under NYSE AMEX -A requirements).

In addition, we may from time to time seek other relief from NYSE AMEX corporate governance requirements on specific transactions under Section 110 of the NYSE AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country laws, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this AIF.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

We have documented and tested during our most recent fiscal year, our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by our independent auditors of the effectiveness of our internal control over financial reporting. We may fail to achieve and maintain the adequacy of  our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the our business and negatively impact the trading price of the Common Shares or market value of our other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  There can be no assurance that we will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within us to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal controls over financial reporting. Although we intend to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, we cannot be certain that it will be successful in complying with Section 404.

If any of the foregoing events, or other risk factor events as described herein occurs, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares (“Non-Voting Shares”), of which, as of December 31, 2008, 368,278,029 (December 31, 2007,  344,208,540) Common Shares were issued and outstanding, and no Non-Voting Shares were issued and outstanding.

All of the Common Shares rank equally as to voting rights; participation in a distribution of our assets on a liquidation, dissolution or winding-up, or other distribution of our assets for the purpose of winding up our affairs; and the entitlement to dividends. Distributions in the form of dividends, if any, will be set by the Board of Directors. For more information, see “Dividend Policy”. Holders of Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote their shares at the meetings. Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of these shares would be entitled to participate equally with the holders of the Common Shares with respect to dividend payment; asset distribution resulting from a liquidation, dissolution or winding-up; or the distribution of our assets for the purpose of winding up our affairs. Holders of Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders, but (except as required by law) they are not entitled to vote at any such meeting. Our articles state that holders of Non-Voting Shares may not vote separately as a class but will have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares. Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Share, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40 percent or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless at the same time the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares. No rights offering may be made to holders of Common Shares or Non-Voting Shares unless the rights offering is made equally to all holders of both classes of shares.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the CBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The following details the share capital structure as at February 28, 2009:

Common shares	370,167,724
Share purchase options	11,812,219

Voting common shares issued in 2008:

Number of shares

Balance, December 31, 2007	344,208,540
Shares issued upon exercise of share options	3,730,155
Shares issued pursuant to Frontier acquisition	20,339,334

Balance, December 31, 2008	368,278,029

At December 31, 2008, there were no Non-Voting common shares outstanding.

Share option plans

As of December 31, 2008 the Company had two share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options) can be granted to directors, officers, employees, and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10 year maximum, Employee Plan Options generally have a five year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005 and 2008. Subject to a 10 year maximum, D&O Plan Options generally have a five year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years.

For a more detailed review of our Plans please see our most recent Management Proxy Circular.

The share purchase options granted, exercised and cancelled from January 1, 2008 to December 31, 2008 are as follows:

Number of options

Balance, December 31, 2007	8,224,279
Granted	8,960,000
Exercised	(3,730,155)
Cancelled	(15,210)

Balance, December 31, 2008	13,438,914

At December 31, 2008, 6,119,729 share purchase options had vested and were exercisable.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on the NYSE AMEX under the symbol “EGO”. Our common shares were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003. The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Trading Price and Volume

Month	High	Low	Close	Volume
	Cdn$	Cdn$	Cdn$
January-08	7.12	5.64	6.60	79,609,300
February-08	6.91	5.67	6.83	60,562,100
March-08	7.63	6.23	7.08	96,628,400
April-08	7.76	6.44	6.87	40,653,700
May-08	8.35	6.60	8.05	36,036,900
June-08	8.89	7.14	8.69	60,558,700
July-08	9.01	7.39	8.36	61,516,300
August-08	8.78	7.15	8.44	51,713,200
September-08	8.40	5.79	6.64	66,072,000
October-08	7.05	3.44	4.98	58,176,900
November-08	7.49	4.55	7.49	59,802,400
December-08	9.70	5.47	9.65	79,379,000

DIVIDEND POLICY

We have not paid dividends on common shares since incorporation, nor do we currently intend to pay dividends. We anticipate using our cash resources to undertake exploration, development and expansion programs on our mineral properties and to acquire additional mineral resource properties.

DIRECTORS AND OFFICERS

The Company’s Articles and bylaws state that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) directors. The number of directors has been fixed at eight (8).

At each annual meeting of the Company’s shareholders, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. To meet CBCA requirements, at least 25 percent of the members of our Board of Directors must be resident Canadians.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company are listed below:

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the date hereof2)	Principal Occupation
John S. Auston (2) (3) British Columbia Canada Independent Director	8,000	Director of the Company since April 30, 2003. President & CEO of Ashton Mining of Canada (1996 – 2000); currently a director of Cameco Corporation.
K. Ross Cory (1) (3) British Columbia Canada Independent Director	170,000

Director of the Company since April 30, 2003. Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) since 1989 (currently on long term leave); currently a director of Lumina Copper Corp.

Robert R. Gilmore(1) (2) Colorado United States Independent Director Chairman, Audit Committee	35,500

Director of the Company since April 30, 2003. Independent Financial Consultant; formerly Chief Financial Officer of Teamshare Inc. (2000-2002); Independent Financial Consultant (1997-2000); currently a director of Global Med Technologies and Layne Christensen Corporation.

Geoffrey A. Handley (2) (3) New South Wales Australia Independent Director	10,000

Director of the Company since August 2006.  Formerly Executive Vice President, Strategic Development with Placer Dome (2002-2006); currently a director of Endeavour Silver Corp and Pan Australian Resources.

Wayne D. Lenton (2) Arizona United States Independent Director	49,100	Director of the Company since June 1995. Independent Mining Consultant since March 1995; currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the date hereof2)	Principal Occupation
Hugh C. Morris (1) (3) British Columbia Canada Independent Director Non-Executive Chairman	130,000

Chairman of the Board of the Company since January 1995. Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas and Triex Minerals Corporation.

Dawn L. Moss British Columbia Canada VP Administration & Corporate Secretary	12,500	VP Administration since February 2009. Corporate Secretary since October 27, 2000. Corporate Administrator of the Company from November 1998 to October 2000.
Norman S. Pitcher British Columbia Canada Chief Operating Officer	2,500

Chief Operating Officer since July 2005.

Vice President, Exploration & Development from May 2004-July 2005; Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver from 1997 to November 2003.

Earl W. Price British Columbia Canada Chief Financial Officer	2,000	Chief Financial Officer since Jan 1, 2003. Vice President, Finance of the Company from October 2001 to December 31, 2002; Senior Operations Controller of the Company since March 1997.

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the date hereof2)	Principal Occupation
Donald M. Shumka (1) British Columbia Canada Independent Director	50,000

Director of the Company since May 3, 2005. President and Managing Director of Walden Management Ltd.; Managing Director of Raymond James (1993-2004); Managing Director of CIBC World Markets (1989-2003); Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (1979-1989); currently a director of Paladin Energy Limited and Lumina Copper Corporation.

Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director	125,000

Director of the Company since March 1999. President and Chief Executive Officer since October 1, 1999; President and Chief Operating Officer from March 1999 to October 1999; Senior Vice President, Operations from October 1997 to March 1999; Vice President, Mining from July 1996 to October 1997.

Notes:

1)

Member of the Audit Committee

2)

Member of the Compensation Committee

3)

Member of the Corporate Governance & Nominating Committee

Eight of Eldorado’s directors have been directors since the last annual shareholders’ meeting of the Company. Each of the Director’s terms will expire at the next annual shareholders meeting of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, and other than disclosed in this AIF, there are no known existing or potential conflicts of interest between us or any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Eldorado and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors or officers in accordance with the CBCA and they are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The Board takes appropriate measures to exercise independent judgement in considering transactions and agreements in respect of which a director or officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board and committee meetings to allow independent discussion of points in issue.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our website www.eldoradogold.com.

The Board has established three Committees of directors: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee is composed of four independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Committee is responsible for annually reviewing the compensation of directors and officers, and making its recommendations to the Board. Terms of Reference for the Compensation Committee describe the Committee’s responsibilities, powers and operations. These Terms of Reference were approved by the Board of Directors on February 18, 2009 and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne D. Lenton, Chairman

Robert R. Gilmore

John S. Auston

Geoffrey A. Handley

Audit Committee

The Audit Committee is currently composed of four independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities. The Audit Committee has adopted its Terms of Reference that require, amongst other things, its pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado’s auditors. The Terms of Reference for the Audit Committee, attached as Schedule A to this AIF, were approved by the Audit Committee and the Board of Directors on February 18, 2009 and are available in the 2009 Management Information Circular, on our website www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert R. Gilmore, Chairman

Hugh C. Morris

K. Ross Cory

Donald M. Shumka

Each member of the Audit Committee is independent and financially literate. For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member, please refer to the “Directors and Officers” section within this AIF, the 2009 Management Information Circular and our website www.eldoradogold.com.

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2008 and 2007 are as follows:

	Years ended December 31
	2008 CDN$	2007 CDN$
Audit:	993,416	1,256,017(1)
Audit Related:
Tax:	-	19,992
All Other Fees:	131,132	10,896
Other Services	30,000 (2)	-
Total	1,154,548	1,286,905

Note:

(1)

Audit Fees include CDN$635,916 of Audit Related Fees incurred in connection with the audit of the Company's internal controls in accordance with Sarbanes Oxley 404.

(2)

 “Other Services” relates to IFRS diagnostic services.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.4 of NI 52-110 (Events Outside of Control of

Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), Section 3.8 (Acquisition of Financial Literacy) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company’s external auditors and management has established agreements with other service providers for such non-audit services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of four independent directors. The Terms of Reference for the Corporate Governance and Nominating Committee were approved by the Board of Directors on February 18, 2009 and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

K. Ross Cory, Chairman

Hugh C. Morris

John S. Auston

Geoffrey A. Handley

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than has been disclosed in this AIF and regulatory actions, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.  During the last financial year we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements.  We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

Furthermore, there are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

FMR LLC is a direct or indirect beneficial owner of 13.207% of the voting rights attached to the Common Shares.  We are not aware of any material interest, either direct or indirect, of (i) any of our or our subsidiaries’ directors or executive officers, or (ii) any associate or affiliate of any of the foregoing, in any transaction that has been entered into within our three most recent completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Valiant Trust Company and its principal offices are located at Suite 2950, 130 King Street West, Toronto, Ontario M5X 1A9. Our register of transfer of our Common Shares is located in the city of Vancouver, BC.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the only material contract entered into by the Company within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect is the Transaction and Support Agreement between the Company and Frontier dated as of June 17, 2008. See “Business of the Company – Regional Review – Greece – Acquisition of Frontier Pacific Mining Corporation”.

INTEREST OF EXPERTS

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and are an independent public accountant with respect to the Company within the meaning of the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by us under National Instrument 51-102:

(1) Gary Giroux, Micon International Limited;

(2) John Edward Hearne, RSG Global Pty Ltd;

(3) Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering Inc.; and

(4) Roberto Costa, Roberto Costa Engenharia Ltda.

(5) Luke Evans, Roscoe Postle Associates Inc.

(6) Stephen Juras, Eldorado Gold Corporation

(7) Richard Miller, Eldorado Gold Corporation

(8) Norman Pitcher, Eldorado Gold Corporation

Excepting those employees of Eldorado Gold Corporation, to the knowledge of the Company, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company. Please refer to the information under the headings “Kisladag Reports”, “Efemçukuru Reports”, “Tanjianshan Reports”, “Perama Reports” and “Vila Nova Reports” for detailed lists of technical reports regarding these projects and the related qualified persons who prepared them.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and a statement of interests of insiders in material transactions, is contained in our Management Information Circular for our most recent annual meeting that involves the election of directors and in respect of the year ended December 31, 2008. As well, additional financial information is provided in our comparative Financial Statements and MD&A in respect of the year ended December 31, 2008. This additional information is available on SEDAR at www.sedar.com under the Company name. We will also provide this information upon request to our Corporate Secretary.

GLOSSARY AND METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric	To imperial	Multiply by
Hectares	Acres	2.47110
Meters	Feet	3.28080
Kilometers	Miles	0.62140
Tonnes	Tonnes	1.023
Grams/Tonne	Ounces (Troy)/Ton	0.03215

The following is a glossary of technical terms that may be found in this document and in the documents incorporated by reference:

adit

A passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.

adsorption

The attachment of one substance to the surface of another.

andesitic

A rock condition where andesite, an igneous rock that has a silica content of approximately 60 percent, is present.

argillic

An alteration characterized by quartz clay mix chloride.

arsenopyrite

A whitish to steel gray coloured arsenian mineral (FeAsS).

Au

Gold.

Australasian Code

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

autoclave

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

autogenous grinding

Grinding ore without the use of media such as steel balls or rods.

back fill

Waste material used to fill and support the void created by mining an ore body.

banded iron

formation

A rock formation that shows pronounced banding of iron-rich minerals and fine-grained quartz. Where mineralized, the formation contains sulfide and carbonate mineral.

calcareous

A substance that contains calcium carbonate.

CIL

Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

classified tailings

Tailings material (sub-economic ground residue from mineral processing operations) that has been processed to remove fine-grained solids to promote free drainage of water. Commonly used as underground fill material.

continued

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the “CBCA”) by applying for a certificate of continuance from the Corporations Directorate. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

crushing plant

A plant in which run-of-mine ore is reduced in size by mechanical crushing to improve the liberation of gold particles for downstream recovery.

crosscuts

An underground working or tunnel that is perpendicular to the trend of the rock layering.

Cu

Copper.

cut and fill

A method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation

The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

decline

An underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

dextral faults

Faults whose apparent direction of relative movement to each side is towards the right.

diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than (“DDH”) percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

diorites

A light to dark coloured, crystalline intrusive igneous rock, composed of calcium, sodium and iron-bearing alumino-silicate minerals.

dilution

Waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

dip

The angle that a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

doré

Unrefined gold and silver in bullion form.

electrostatic

A device or technology that recovers airborne particular matter.

precipitator

fault

A surface or zone of rock fracture along which there has been displacement, from a few centimeters to a few kilometers in scale.

feeder zones

A channelway in a rock through which mineral-bearing and/or metal-bearing solutions or gases likely moved.

fire assay

A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

float sulphide

A byproduct of the flotation process containing primary metals.

concentrate

flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

foliation

A parallel orientation of platy minerals or mineral banding in rocks. Most common in metamorphic rocks.

gabbro

A dark coloured, crystalline intrusive igneous rock, composed principally of the calcium, iron and magnesium bearing alumino-silicate minerals.

gangue

Minerals that are sub-economic to recover as ore.

grade

The weight of precious metals in each tonne of ore.

g/t

Grams of gold per metric tonne.

ha

Hectare.

heap leaching

The process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

host rock

The body of rock in which mineralization of economic interest occurs.

HQ

Denotes the specific diameter of core in diamond drill.

IP

Induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

isoclinal

Refers to a folded rock, in which two adjacent limbs are parallel.

km

Kilometer.

km2

Square kilometers.

km/h

Kilometers per hour

leach

Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

LOM

Life of mine.

long hole open stope

A method of mining that involves drilling holes (typically up to 30 meters long) into an ore body and then blasting a slice of rock that falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

m

Meters.

m2

Square meters.

m3

Cubic meters.

mm

Millimeters.

micron

0.000001 meters.

mill

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

mine

An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

mineral reserve

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received, although it does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

proven mineral

reserves

That part of a measured mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction is justified.

probable mineral

reserves

That part of an indicated (and in some circumstances a measured) mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed (but not verified) geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization

Rock containing minerals or metals of potential economic interest.

metallurgy

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

monzonite

A coarse-grained igneous rock containing less than 10 percent quartz.

mRL

Meters above sea level.

open-pit mine

An excavation for removing minerals that is open to the surface.

ounce (or oz)

Troy ounce, equal to 31.103 grams.

ore

A natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

oxide ore

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

oz/t

Troy ounces per short ton.

Paleozoic

Unit of geologic time spanning from 570 to 245 million years ago.

phyllite

A metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.

plagiogranite

A light-coloured, crystalline intrusive igneous rock, composed of sodium and calcium bearing alumino-silicate minerals and quartz (SiO2).

porphyritic

Texture of an igneous rock in which larger crystals are set in a finer groundmass.

potassic

An alteration type characterized by the pressure of quartz, potassium, feldspar and biotite.

Proterozoic

Unit of geologic time spanning from 2,500 to 570 million years ago.

ramp

An inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

RC

Reverse circulation.

recovery

A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

refractory material

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon, which reduces gold recovery.

roasting

A method of oxidizing refractory ore using heat.

roasting agglomerates

A product of the roasting process.

ROM

Run of mine. Pertains to the ore that has been mined but not crushed.

run of mine

Pertains to the ore that has been mined but not crushed.

SAG

Semi-autogenous grinding. A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

scrubber

A device that removes SO2 from gaseous emissions.

shaft

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

short ton

Equal to 2,000 pounds, equivalent to 0.893 long tonnes or 907.185 kilograms.

shrinkage stoping

A method of stoping that uses part of the broken ore as a working platform and as support for the walls.

sills

A tabular intrusive igneous rock that parallels the planar structure of the surrounding rock.

sinistral faults

Faults whose apparent direction of relative movement to each side is towards the left.

SO2

Sulphur dioxide gas.

splays

A series of minor faults at the extremities of a major fault.

stope

An underground excavation from which ore is being extracted.

strike

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

sulphide ore

Ore containing a significant quantity of unoxidized sulfides.

tailings

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

tonne

A metric tonne: 1,000 kilograms or 2,204.6 pounds.

trachyte

A type of fine-grained igneous rock.

waste

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

winze

A vertical or inclined shaft sunk from a point inside a mine.

Zadra methods

A chemical process whereby gold in solution is collected on carbon particles.

SCHEDULE A

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

3.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements and MD&A before they are released to the public; and

l)

review with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Require the External Auditor to report to the Audit Committee and:

a)

oversee the work of the External Auditor;

b)

assess the audit team;

c)

assist in the resolution of disagreements between management and the External Auditor regarding financial reporting.

6.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

7.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

8.

Establish a complaint process and “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

9.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

10.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

11.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

12.

Review Management’s report on and External Auditor’s assessment of Internal Controls and report all deficiencies and remedial actions to the Board.

13.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

14.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

15.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

16.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held February 18, 2009.